





09046789



ASX RELEASE

SUPPL

The following release was made to the Australian Securities Exchange Limited today:

"Notice of initial substantial holder (Deutsche Bank AG) PART 3"

Released: 11 August 2009

Pages: 69 (including this page)

FILE NO: 082-01711

Fosters Brewing

If you would prefer to receive this notification by email please reply to
jane.dowsey@fostersgroup.com or
Ph: +61 3 9633 2105

FOSTER'S GROUP

77 Southbank Boulevard Southbank Victoria 3006 Australia GPO Box 753 Melbourne Victoria 3001
Tel 61 3 9633 2000 Fax 61 3 9633 2002 Foster's Group Limited ABN 49 007 620 886 www.fostersgroup.com

Australian Securities Lending Association Limited

(ACN 054 944 482)
Level 18, 20 Bond Street
Sydney NSW 2000
Tel: (02) 9220 1413
Fax: (02) 9220 1379

Coversheet to
AUSTRALIAN MASTER SECURITIES LENDING AGREEMENT *

(Version: 4 April 1997)

MARCH 31 ST 1999

(1)   **DEUTSCHE SECURITIES AUSTRALIA LIMITED** (ACN 003 204 368) of Level 18, 225 George Street, Sydney, New South Wales, 2000

(2)   **MERRILL LYNCH EQUITIES (AUSTRALIA) LIMITED** (ACN 006 276 795) of Level 42, 120 Collins Street, Melbourne, Victoria, 3000

This document is adapted from the ISLA Overseas Securities Lender's Agreement version December 1995, as amended by 1996 UK Tax Addendum), prepared by Clifford Chance, London England for use by parties required to meet UK Inland Revenue tax requirements.

This agreement is also subject to the "Warning and Disclaimer" on the coversheet to the "User's Guide" relating to this agreement.

Mallesons Stephen Jaques
S O L I C I T O R S
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (02) 9296 2000
Fax (02) 9296 3999
DX 113 Sydney
Ref: JCK

Contents	Agreement	Page No

AGREEMENT

Recitals:

A. The Parties hereto are desirous of agreeing to a procedure whereby either one of them (the "Lender") will make available to the other of them (the "Borrower") from time to time Securities (as hereinafter defined).

B. All transactions carried out under this Agreement will be effected in accordance with the Rules (as hereinafter defined), if applicable, together with current market practices, customs and conventions, in so far as they are not inconsistent with the terms of this Agreement.

Operative provisions:

1. Interpretation

1.1 [Definitions] The terms defined in clause 26 and in Schedule 1 have the meanings therein specified for the purposes of this Agreement.

1.2 [Inconsistency] In the event of any inconsistency between the provisions of Schedule 1 and the other provisions of this Agreement, Schedule 1 will prevail. In the event of any inconsistency between the provisions (if any) of Schedule 3 and the other provisions of this Agreement (including Schedule 1), Schedule 3 will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Agreement (including Schedules 1 and 3), such Confirmation will prevail for the purpose of the relevant transaction.

1.3 [Single agreement] All transactions are entered into in reliance on the fact that this Agreement and all Confirmations form a single agreement between the Parties (collectively referred to as this "Agreement"), and the Parties would not otherwise enter into any transactions.

1.4 [Interpretation] In this Agreement:

(a) Unless the context otherwise requires:

 (i) The singular includes the plural and vice versa.

 (ii) A person includes a corporation.

 (iii) A corporation includes any body corporate and any statutory authority.

 (iv) A reference to a statute, ordinance, code or other law or the Rules includes regulations or other instruments under it or them and consolidations, amendments, re-enactments or replacements of any of them.

(b) Notwithstanding the use of expressions such as "borrow", "lend", "Collateral", "Margin", "redeliver" etc., which are used to reflect terminology used in the market for transactions of the kind provided for in this Agreement, title to Securities "borrowed" or "lent" and "Collateral" provided in accordance with this Agreement shall pass from one Party to another as provided for in this Agreement, the Party obtaining such title being obliged to redeliver Equivalent Securities or Equivalent Collateral, as the case may be.

AB10139843

3

[Headings] All headings appear for convenience only and shall not affect the interpretation of this Agreement.

[Currency conversion] For the purposes of clauses 6, 8.3 and 8.4, when a conversion into the Base Currency is required, all prices, sums or values (including any Value, Offer Value and Bid Value) of Securities, Equivalent Securities, Collateral or Equivalent Collateral (including Cash Collateral) stated in currencies other than the Base Currency shall be converted into the Base Currency at the rate quoted by an Australian bank selected by the Lender (or, if an Event of Default has occurred in relation to the Lender, by the Borrower) at or about 11.00am (Sydney time) on the day of conversion as its spot rate for the sale by the bank of the Base Currency in exchange for the relevant other currency.

[Other agreements] Where at any time there is in existence any other agreement between the Parties the terms of which make provision for the lending of Securities (as defined in this Agreement) as well as other securities, the terms of this Agreement shall apply to the lending of such Securities to the exclusion of any other such agreement.

[Nominees] If payment is to be made to a Party's nominee or otherwise in accordance with the directions of a Party (whether by the other Party or by a third party), it shall be deemed, for the purposes of this agreement, to have been paid or made to the first mentioned Party.

Loans of Securities

[Borrowing Request and acceptance thereof] The Lender will lend Securities to the Borrower, and the Borrower will borrow Securities from the Lender, in accordance with the terms and conditions of this Agreement and with the Rules provided always that the Lender shall have received from the Borrower and accepted (by whatever means) a Borrowing Request.

[Changes to a Borrowing Request] The Borrower has the right to reduce the amount of Securities referred to in, or otherwise vary, a Borrowing Request provided that:

(a)   the Borrower has notified the Lender of such reduction or variation no later than midday Australian Eastern standard or summer (as appropriate) time on the day which is two Business Days prior to the Settlement Date, unless otherwise agreed between the Parties, and

(b)   the Lender shall have accepted such reduction or variation (by whatever means).

Delivery of Securities

[Delivery of Securities] The Lender shall procure the delivery of Securities to the Borrower or deliver such Securities in accordance with the relevant Borrowing Request together with appropriate instruments of transfer (where necessary) duly stamped (where necessary) and such other instruments (if any) as may be requisite to vest title thereto in the Borrower. Such Securities shall be deemed to have been delivered by the Lender to the Borrower on delivery to the Borrower or as it shall direct of the relevant instruments of transfer and certificates or other documents of title (if any), or in the case of Securities title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries (such as CHESS), on the transfer of title in accordance with the rules and procedures of such system as in force from time to time, or by such other means as may be agreed.

Title, Distributions and Voting

4

1.1 [Passing of title] The Parties shall execute and deliver all necessary documents and give all necessary instructions to procure that all right, title and interest in:

(a)   any Securities borrowed pursuant to clause 2;

(b)   any Equivalent Securities redelivered pursuant to clause 7;

(c)   any Collateral delivered pursuant to clause 6;

(d)   any Equivalent Collateral redelivered pursuant to clauses 6 or 7,

shall pass from one Party to the other, on delivery or redelivery of the same in accordance with this Agreement, free from all liens, charges, equities and encumbrances. In the case of Securities, Collateral, Equivalent Securities or Equivalent Collateral title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries, delivery and transfer of title shall take place in accordance with the rules and procedures of such system as in force from time to time.

[Distributions]

(a)   [Cash distributions] Unless otherwise agreed, where Income is paid in relation to any Securities on or by reference to an Income Payment Date on which such Securities are the subject of a loan under this Agreement, the Borrower shall, on the date of the payment of such Income, or on such other date as the Parties may from time to time agree, (the "Relevant Payment Date") pay and deliver a sum of money equivalent to the same to the Lender, irrespective of whether the Borrower received the same.

(b)   [Non-cash distributions] Subject to paragraph (c) (unless otherwise agreed), where, in respect of any borrowed Securities or any Collateral, any rights relating to conversion, sub-division, consolidation, pre-emption, rights arising under a takeover offer or other rights, including those requiring election by the holder for the time being of such Securities or Collateral, become exercisable prior to the redelivery of Equivalent Securities or Equivalent Collateral, then the Lender or Borrower, as the case may be, may, within a reasonable time before the latest time for the exercise of the right or option, give written notice to the other Party that, on redelivery of Equivalent Securities or Equivalent Collateral, as the case may be, it wishes to receive Equivalent Securities or Equivalent Collateral in such form as will arise if the right is exercised or, in the case of a right which may be exercised in more than one manner, is exercised as is specified in such written notice.

(c)   [Tax Act ss 26BC(3)(c)(ii) and (v) requirements] Notwithstanding paragraph (b), where, in respect of any Borrowed Securities or any Collateral, the relevant issuer company, trustee, government or government authority issues any right or option in respect of the Borrowed Securities or Collateral, as the case may be, the Borrower or the Lender, respectively, must deliver or make, as the case may be, to the other Party on the date of such issue or on such other date as the Parties may from time to time agree:

(i)   the right or option; or

(ii)   an identical right or option; or

AK10135263

5

> (iii)   a payment equal to the value to the Lender or the Borrower, respectively, of the right or option;

together with any such endorsements or assignments as shall be customary and appropriate.

(d)   [Manner of payment] Any payment to be made by the Borrower under this clause shall be made in a manner to be agreed between the Parties.

4.5   [Voting] Unless paragraph 4 in Schedule 1 specifies that this clause 4.3 does not apply, each Party undertakes that, where it holds Securities of the same description as any Securities borrowed by it or transferred to it by way of Collateral at a time when a right to vote arises in respect of such Securities, it will use its best endeavours to arrange for the voting rights attached to such Securities to be exercised in accordance with the instructions of the Lender or Borrower (as the case may be) provided always that each Party shall use its best endeavours to notify the other of its instructions in writing no later than seven Business Days prior to the date upon which such votes are exercisable, or as otherwise agreed between the Parties, and that the Party concerned shall not be obliged so to exercise the votes in respect of the number of Securities greater than the number so lent or transferred to it. For the avoidance of doubt, the Parties agree that, subject as hereinbefore provided, any voting rights attaching to the relevant Securities, Equivalent Securities, Collateral and/or Equivalent Collateral shall be exercisable by the persons in whose name they are registered, or in the case of Securities, Equivalent Securities, collateral and/or Equivalent Collateral in bearer form by the persons by or on behalf of whom they are held, and not necessarily by the Borrower or the Lender (as the case may be).

5   Fees

[Fees] In respect of each loan of Securities:

(a)   for which the Collateral is cash:

> (i)   the Lender must pay a fee to the Borrower in respect of the amount of that Collateral, calculated at the rate agreed between them; and

> (ii)   unless the Parties otherwise agree, the Borrower is not obliged to pay a fee to the Lender;

(b)   for which there is no Cash Collateral, the Borrower must pay a fee to the Lender, calculated at the rate agreed between them.

[Where there are different types of Collateral] Where the Collateral comprises only partly cash, clause 5.1 is to be construed as if there were separate loans of Securities, one secured solely by Cash Collateral and the other secured solely by non-cash Collateral.

[Calculation of fees] In respect of each loan of Securities, the payments referred to in clause 5.1 of this clause shall accrue daily in respect of the period commencing on and inclusive of the Settlement Day and terminating on and exclusive of the Business Day upon which Equivalent Securities are redelivered or Cash Collateral is repaid. Unless otherwise agreed, the sums so accruing in respect of each calendar month shall be paid in arrears by the Borrower to the Lender or to the Borrower by the Lender (as the case may be) not later than the Business Day which is one week after the last Business Day of the calendar month to which such payment relate or such other date as the Parties from time to time agree. Any payment made pursuant to

clause 5.1 shall be in Australian currency, unless otherwise agreed, and shall be paid in such manner and at such place as shall be agreed between the Parties.

Collateral

[Borrower's obligation to provide Collateral] Unless otherwise agreed, subject to the other provisions of this clause 6, the Borrower undertakes to deliver to or deposit with the Lender (or in accordance with the Lender's instructions) Collateral of the kind specified in the relevant Borrowing Request or as otherwise agreed between the Parties (together with appropriate instruments of transfer duly stamped (where necessary) and such other instruments as may be requisite to vest title thereto in the Lender) simultaneously with delivery of the Borrowed Securities by the Lender.

[Global margining]:

(a)   [Adjustments to Collateral] Unless otherwise agreed between the Parties, subject to paragraph (b), clause 6.4 and paragraph 1.5 in Schedule 1:

(i)   The aggregate Value of the Collateral delivered to or deposited with the Lender or its nominated bank or depositary (excluding any Collateral repaid or redelivered under paragraph (ii) below (as the case may be)) in respect of all loans of Securities outstanding under this Agreement ("Posted Collateral") shall from day to day and at any time be at least the aggregate of the Required Collateral Values in respect of such loans.

(ii)   If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement exceeds the aggregate of the Required Collateral Values in respect of such loans, the Lender shall (on demand) repay such Cash Collateral and/or redeliver to the Borrower such Equivalent Collateral as will eliminate the excess.

(iii)   If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement falls below the aggregate of Required Collateral Values in respect of all such loans, the Borrower shall (on demand) provide such further Collateral to the Lender as will eliminate the deficiency.

(b)   [Netting of Collateral obligations where a Party is both Lender and Borrower] Unless otherwise agreed between the Parties, subject to clause 6.4 and paragraph 1.5 in Schedule 1, where paragraph (a) applies, if a Party (the "first Party") would, but for this paragraph, be required under paragraph (a) to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral in circumstances where the other Party (the "second Party") would, but for this paragraph, also be required to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral under paragraph (a), then the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the first Party ("X") shall be set-off against the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the second Party ("Y") and the only obligation of the Parties under paragraph (a) shall be, where X exceeds Y, an obligation of the first Party, or where Y exceed X, an obligation of the second Party, (on demand) to repay Cash Collateral, redeliver Equivalent Collateral or deliver further Collateral having a Value equal to the difference between X and Y.

[Required Collateral Value] For the purposes of clause 6.2(a), the Value of the Posted Collateral to be delivered or deposited in respect of any loan of Securities, while the loan of

Securities continues, shall be equal to the aggregate of the Value of the borrowed Securities and the Margin applicable thereto (the "Required Collateral Value").

6.4 [Time for payment/repayment of Collateral] Except as provided in clause 6.1 or clause 6.6, where any Cash Collateral is to be repaid, Equivalent Collateral is to be redelivered or further Collateral is to be provided under this clause 6, it shall be paid or delivered as stated in paragraph 1.4 in Schedule 1.

6.5 [Substitution of Alternative Collateral] The Borrower may from time to time call for the repayment of Cash Collateral or the redelivery of Equivalent Collateral prior to the date on which the same would otherwise have been repayable or redeliverable, provided that, at the time of such repayment or redelivery, the Borrower shall have delivered or delivers Alternative Collateral acceptable to the Lender.

6.6 [Return of Collateral/Equivalent Collateral on redelivery of Equivalent Securities]

(a) Cash Collateral shall be repaid and Equivalent Collateral shall be redelivered at the same time as Equivalent Securities in respect of the Securities borrowed are redelivered.

(b) Where Collateral is provided through a book entry transfer system (such as Austraclear or RITS), the obligation of the Lender shall be to redeliver Equivalent Collateral through such book entry transfer system in accordance with this Agreement. If the loan of Securities in respect of which Collateral was provided has not been discharged when the Equivalent Collateral is redelivered, any payment obligation generated within the book entry transfer system on such redelivery shall, until the loan of Securities is discharged or further Collateral is provided, be deemed to constitute an obligation to pay Cash Collateral.

6.7 [Receipt by Lender of Income on Collateral] Where Collateral (other than Cash Collateral) is delivered in respect of which any Income may become payable and an Income Payment Date in respect of that Collateral occurs prior to the redelivery of Equivalent Collateral, then, unless such Income is paid directly to the Borrower, the Lender shall, on the date on which such Income is paid or on such other date as the Parties may from time to time agree, pay and deliver a sum of money or property equivalent to such Income (with any such endorsements or assignments as shall be customary and appropriate to effect the delivery) to the Borrower.

6.8 [Borrower's rights re Collateral are not assignable] The Borrower may not assign, transfer or otherwise dispose of, or mortgage, charge or otherwise encumber, or otherwise deal with its rights in respect of any Collateral without the prior written consent of the Lender.

6.9 [Lender may set off obligation to repay or return Equivalent Collateral] If the Borrower fails to comply with its obligation to redeliver Equivalent Securities, the obligation of the Lender in respect of any Collateral may be the subject of a set-off in accordance with clause 8.

6.10 [Collateral provided to Lender's Nominee] Without limiting clause 1.8, where Collateral is provided to the Lender's nominee, any obligation under this Agreement to repay or redeliver or otherwise account for Equivalent Collateral shall be an obligation of the Lender, notwithstanding that any such repayment or redelivery may be effected in any particular case by the nominee.

Redelivery of Equivalent Securities

7.1   [Borrower's obligation to redeliver Equivalent Securities] The Borrower undertakes to redeliver Equivalent Securities in accordance with this Agreement and the terms of the relevant Borrowing Request.

7.2   [Lender may call for early redelivery of Equivalent Securities] Subject to clause 8 and the terms of the relevant Borrowing Request, the Lender may call for the redelivery of all or any Equivalent Securities at any time by giving notice on any Business Day of not less than the Standard Settlement Time for such Equivalent Securities or the equivalent time on the exchange or in the clearing organisation through which the relevant borrowed Securities were originally delivered. The Borrower shall, as hereinafter provided redeliver such Equivalent Securities not later than the expiry of such notice in accordance with the Lender's instructions.

7.3   [Lender may terminate loan if Borrower defaults] If the Borrower does not redeliver Equivalent Securities in accordance with such call, the Lender may elect to continue the loan of Securities ; provided that, if the Lender does not elect to continue the loan, the Lender may by written notice to the Borrower elect to terminate the relevant loan. Upon the expiry of such notice the provisions of clauses 8.2 to 8.5 shall apply as if upon the expiry of such notice an Event of Default had occurred in relation to the Borrower (who shall thus be the Defaulting Party for the purposes of this Agreement) and as if the relevant loan were the only loan outstanding.

7.4   [Consequence of exercise of "buy-in" against Lender, as a result of Borrower default] In the event that, as a result of the failure of the Borrower to redeliver Equivalent Securities to the Lender in accordance with this Agreement, a "buy-in" is exercised against the Lender, then, provided that reasonable notice has been given to the Borrower of the likelihood of such a "buy-in", the Borrower shall account to the Lender for the total costs and expenses reasonably incurred by the Lender as a result of such "buy-in".

7.5   [Right of Borrower to terminate loan early] Subject to the terms of the relevant Borrowing Request, the Borrower shall be entitled at any time to terminate a particular loan of Securities and to redeliver all and any Equivalent Securities due and outstanding to the Lender in accordance with the Lender's instructions.

Set-off etc.

8.1   [Requirement for simultaneous delivery] On the date and time that Equivalent Securities are required to be redelivered by the Borrower in accordance with the provisions of this Agreement the Lender shall simultaneously redeliver the Equivalent Collateral and repay any Cash Collateral held (in respect of the Equivalent Securities to be redelivered) to the Borrower. Neither Party shall be obliged to make delivery (or make a payment as the case may be) to the other unless it is satisfied that the other Party will make such delivery (or make an appropriate payment as the case may be) to it simultaneously. If it is not so satisfied (whether because an Event of Default has occurred in respect of the other Party or otherwise), it shall notify the other Party and, unless that other Party has made arrangements which are sufficient to assure full delivery (or the appropriate payment as the case may be) to the notifying Party, the notifying Party shall (provided it is itself in a position, and willing, to perform its own obligations) be entitled to withhold delivery (or payment, as the case may be) to the other Party.

8.2   [Netting following occurrence of Event of Default] If an Event of Default occurs in relation to either Party, the Parties' delivery and payment obligations (and any other obligations they have under this Agreement) shall be accelerated so as to require performance thereof at the

time such Event of Default occurs (the date of which shall be the "Performance Date" for the purposes of this clause), and in such event:

(a)   the Relevant Value of the Securities to be delivered (or payment to be made, as the case may be) by each Party shall be established in accordance with clause 8.3; and

(b)   on the basis of the Relevant Values so established, an account shall be taken (as at the Performance Date) of what is due from each Party to the other and (on the basis that each Party's claim against the other in respect of delivery of Equivalent Securities or Equivalent Collateral or any cash payment equals the Relevant Value thereof) the sums due from one Party shall be set-off against the sums due from the other and only the balance of the account shall be payable (by the Party having the claim valued at the lower amount pursuant to the foregoing) and such balance shall be payable on the Performance Date.

8.3   [Relevant Value] For the purposes of clause 8.2 the Relevant Value:

(a)   of any cash payment obligation shall equal its par value (disregarding any amount taken into account under (b) or (c) below);

(b)   of any Securities to be delivered by the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Offer Value thereof; and

(c)   of any Securities to be delivered to the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Bid Value thereof.

8.4   [Bid Value/Offer Value]

(a)   For the purposes of clause 8.3, but subject to (b) and (c) below, the Bid Value and Offer Value of any Securities shall be calculated as at the Close of Business in the most appropriate market for Securities of the relevant description (as determined by the Non-Defaulting Party) on the first Business Day following the Performance Date, or, if the relevant Event of Default occurs outside the normal business hours of such market, on the second Business Day following the Performance Date (the "Default Valuation Time").

(b)   Where the Non-Defaulting Party has, following the occurrence of an Event of Default but prior to the Default Valuation Time, purchased Securities forming part of the same issue and being of an identical type and description to those to be delivered by the Defaulting Party and in substantially the same amount as those Securities or sold Securities forming part of the same issue and being of an identical type and description to those to be delivered by him to the Defaulting Party and in substantially the same amount as those Securities, the cost of such purchase or the proceeds of such sale, as the case may be, (taking into account all reasonable costs, fees and expenses that would be incurred in connection therewith) shall be treated as the Offer Value or Bid Value, as the case may be, of the relevant Securities for the purposes of this clause 8.

(c)   Where the amount of any Securities sold or purchased as mentioned in (b) above is not in substantially the same amount as those Securities to be valued for the purposes of clause 8.3, the Offer Value or the Bid Value (as the case may be) of those Securities shall be ascertained by:

        (i)   dividing the net proceeds of sale or cost of purchase by the amount of the Securities sold or purchased so as to obtain a net unit price; and

    (ii)   multiplying that net unit price by the amount of the Securities to be valued.

8.5   [Interpretation: "Securities"] Any reference in this clause 8 to Securities shall include any asset other than cash provided by way of Collateral.

8.6   [Interpretation: "Event of Default"] If the Borrower or the Lender for any reason fails to comply with its respective obligations under clause 8.6 in respect of the redelivery of Equivalent Collateral or the repayment of Cash Collateral, such failure shall be an Event of Default for the purposes of this clause 8, and the person failing to comply shall thus be the Defaulting Party.

8.7   [Waiver of right to require simultaneous delivery] Subject to and without prejudice to its rights under clause 8.1, either Party may from time to time in accordance with market practice and in recognition of the practical difficulties in arranging simultaneous delivery of Securities, Collateral and cash transfers waive its right under this Agreement in respect of simultaneous delivery and/or payment, provided that no such waiver in respect of one transaction shall bind it in respect of any other transaction.

Stamp duty, taxes etc and loss of tax benefits

9.1   [Stamp duty etc]. The Borrower hereby undertakes promptly to pay and account for any transfer or similar duties or taxes, and any loan security or other stamp duties, (if any) chargeable in connection with any transaction effected pursuant to or contemplated by this Agreement, and shall indemnify and keep indemnified the Lender against any liability arising in respect thereof as a result of the Borrower's failure to do so.

9.2   [Borrower to give Transfer of Dividend Statement to Lender re franked dividends] If:

    (a)   an Income Payment Date occurs during an Income Determination Period in relation to a particular loan of Securities;

    (b)   had the Lender been the holder of those Securities on the relevant Income Payment Date, it would have received a Franked Dividend in respect of those Securities;

    (c)   the Agreement or the relevant Confirmation states that the Lender is an Australian Taxpayer;

    (d)   the failure of the Lender to receive a Franked Dividend is not due to any unreasonable act or omission by or on behalf of the Lender; and

    (e)   neither item 7 in Schedule 1 nor the relevant Confirmation states that the Lender is not entitled to compensation for the loss of franking credits/rebates;

then:

    (f)   the Borrower must either:

        (i)   as soon as practicable, and in any event within 10 Business Days after the relevant Income Payment Date, give to the Lender a Transfer of Dividend Statement in respect of those Securities (which the Borrower is to be taken as having warranted is correct in all material respects and is effective for the purposes of Division 6A of Part IIIAA of the Tax Act); or

(ii)   on the 10th Business Day after the relevant Income Payment Date pay to the Lender an amount equal to the franking credit referable to the Franked Dividend.

5.3   [Borrower to compensate corporate Lender for loss of intercorporate dividend rebate re unfranked dividends] If:

(a)   an Income Payment Date occurs during an Income Determination Period in relation to a particular loan of Securities;

(b)   had the Lender been the holder of those Securities on the relevant Income Payment Date, it would have received an Unfranked Dividend in respect of those Securities;

(c)   the Agreement or the relevant Confirmation states the Lender is entitled to compensation for the loss of the intercorporate dividend rebate under the Tax Act;

(d)   the failure of the Lender to qualify for that rebate is not due to any unreasonable act or omission by or on behalf of the Lender; and

(e)   neither Item 8 of the Agreement nor the relevant Confirmation states that the Lender is not entitled to compensation for the loss of that rebate;

then the Borrower must pay to the Lender an amount calculated as follows:

$$P = \frac{DT}{1-T}$$

Where:

P = the amount payable;

D = the amount of the Unfranked Dividend; and

T = the rate of income tax, expressed as a decimal, determined under the Tax Act at the relevant Income Payment Date as that payable in respect of the taxable income of a company (other than a private company, a company in the capacity of a trustee or a non-profit company that is a friendly society dispensary).

9.4   ["Notifiable consideration" for the purposes of s26BC(3)(d) of the Tax Act] For the purposes of section 26BC(3)(d) of the Tax Act, the notifiable consideration in respect of any loan of Securities is dissected as follows:

(a)   a fee – see clause 5.1 (as applicable); and

(b)   other consideration – see clauses 4.2, 6 and 9 and the definition of "Equivalent Securities" in clause 26.

10 Lender's warranties

[Lender's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Lender:

(a)   it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(b)   it is not restricted under the terms of its constitution or in any other manner from lending Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)   it is absolutely entitled to pass full legal and beneficial ownership of all Securities provided by it under this Agreement to the Borrower free from all liens, charges, equities and encumbrances; and

(d)   where paragraph 3 in Schedule 1 specifies that this clause 10(d) applies, it is not resident in Australia for the purposes of the Tax Act and either:

    (i)   does not have a branch or other permanent establishment in Australia for the purposes of the Tax Act or of any applicable double tax agreement between Australia and its country of tax residence; or

    (ii)   if it does have such a branch or other permanent establishment in Australia, that the loan is not entered into in the course of carrying on business through such branch or permanent establishment.

Borrower's warranties

[Borrower's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Borrower:

(a)   it has all necessary licences and approvals, and is duly authorised and empowered to perform its duties and obligations under this Agreement and will do nothing prejudicial to the continuation of such authorisation, licences or approvals;

(b)   it is not restricted under the terms of its constitution or in any other manner from borrowing Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)   it is absolutely entitled to pass full legal and beneficial ownership of all Collateral provided by it under this Agreement to the Lender free from all liens, charges, equities and encumbrances; and

(d)   it is acting as principal in respect of this Agreement.

Events of Default

12.1   [Events of Default] Each of the following events occurring in relation to either Party (the "Defaulting Party", the other Party being the "Non-Defaulting Party") shall be an Event of Default for the purpose of clause 8:

(a)   the Borrower or Lender failing to pay or repay Cash Collateral or deliver or redeliver Collateral or Equivalent Collateral upon the due date, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(b)   the Lender or Borrower failing to comply with its obligations under clause 6, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(c)   the Borrower failing to comply with clause 4.2, clause 9.2 or clause 9.3 and the Non-Defaulting Party serves written notice on the Defaulting Party;

(d)   an Act of Insolvency occurring with respect to the Lender or the Borrower and (except in the case of an Act of Insolvency which is the presentation of a petition for winding up or any analogous proceeding or the appointment of a liquidator or analogous officer of the Defaulting Party in which case no such notice shall be required) the Non-Defaulting Party serves written notice on the Defaulting Party;

(e)   any representations or warranties made by the Lender or the Borrower being incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(f)   the Lender or the Borrower admitting to the other that it is unable to, or it intends not to, perform any of its obligations hereunder and/or in respect of any loan hereunder, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(g)   the Lender (if appropriate) or the Borrower being declared in default by the appropriate authority under the Rules or being suspended or expelled from membership of or participation in any securities exchange or association or other self-regulatory organisation, or suspended from dealing in securities by any government agency, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(h)   any of the assets of the Lender or the Borrower or the assets of investors held by or to the order of the Lender or the Borrower being ordered to be transferred to a trustee by a regulatory authority pursuant to any securities regulating legislation and the Non-Defaulting Party serves written notice on the Defaulting Party; or

(i)   the Lender or the Borrower failing to perform any other of its obligations hereunder and not remedying such failure within 30 days after the Non-Defaulting Party serves written notice requiring it to remedy such failure, and the Non-Defaulting Party serves a further written notice on the Defaulting Party.

12.2   [Obligation of each Party to notify its Event of Default] Each Party shall notify the other if an Event of Default occurs in relation to it.

Outstanding payments

[Default interest] In the event of either Party failing to remit sums in accordance with this Agreement, such Party hereby undertakes to pay to the other Party upon demand interest (before as well as after judgment) on the net balance due and outstanding, for the period commencing on and inclusive of the original due date for payment to (but excluding) the date of actual payment, in the same currency at a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it in good faith) if it were to fund or of funding the relevant amount, plus 2% (or other agreed percentage) per annum.

Transactions entered into as agent

14.1   [Agency Transactions] Subject to the following provisions of this clause, the Lender may enter into loans as agent (in such capacity, the "Agent") for a third person (a "Principal"), whether as custodian or investment manager or otherwise (a loan so entered into being referred to in this clause as an "Agency Transaction").

14

14.2   [Conditions for Agency Transactions] A Lender may enter into an Agency Transaction if, but only if:

(a)   it specifies that loan as an Agency Transaction at the time when it enters into it;

(b)   it enters into that loan on behalf of a single Principal whose identity is disclosed to the Borrower (whether by name or by reference to a code or identifier which the Parties have agreed will be used to refer to a specified Principal) at the time when it enters into the loan; and

(c)   it has at the time when the loan is entered into actual authority to enter into the loan and to perform on behalf of that Principal all of that Principal's obligations under the agreement referred to in clause 14.4(b) below.

14.3   [Undertakings by Lender] The Lender undertakes that, if it enters as agent into an Agency Transaction, forthwith upon becoming aware:

(a)   of any event which constitutes an Act of Insolvency with respect to the relevant Principal; or

(b)   of any breach of any of the warranties given in clause 14.5 below or of any event or circumstance which has the result that any such warranty would be untrue if repeated by reference to the current facts;

it will inform the Borrower of that fact and will, if so required by the Borrower, furnish it with such additional information as it may reasonably request.

14.4   [Consequences of Agency Transaction]

(a)   Each Agency Transaction shall be a transaction between the relevant Principal and the Borrower and no person other than the relevant Principal and the Borrower shall be a party to or have any rights or obligations under an Agency Transaction. Without limiting the foregoing, the Lender shall not be liable as principal for the performance of an Agency Transaction or for breach of any warranty contained in clause 10(d) of this Agreement, but this is without prejudice to any liability of the Lender under any other provision of this clause.

(b)   All the provisions of the Agreement shall apply separately as between the Borrower and each Principal for whom the Agent has entered into an Agency Transaction or Agency Transactions as if each such Principal were a party to a separate agreement with the Borrower in all respects identical with this Agreement other than this paragraph and as if the Principal were Lender in respect of that agreement, provided that:

(i)   if there occurs in relation to the Agent an Event or Default or an event which would constitute an Event of Default if the Borrower served written notice under any paragraph of clause 12, the Borrower shall be entitled by giving written notice to the Principal (which notice shall be validly given to the Lender in accordance with clause 20) to declare that, by reason of that event, an Event of Default is to be treated as occurring in relation to the Principal. If the Borrower gives such a notice, then an Event of Default shall be treated as occurring in relation to the Principal at the time when the notice is deemed to be given; and

16

Severance

If any provision of this Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect. The Agreement shall, however, thereafter be amended by the Parties in such reasonable manner so as to achieve, without illegality, the intention of the Parties with respect to that severed provision.

Specific performance

Each Party agrees that, in relation to legal proceedings, it will not seek specific performance of the other Party's obligation to deliver or redeliver Securities, Equivalent Securities, Collateral or Equivalent Collateral, but without prejudice to any other rights it may have.

Notices

20.1   [Effectiveness] Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under clause 12 or clause 15 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see paragraph 6 in Schedule 1) and will be deemed effective as indicated:

    (a)   if in writing and delivered in person or by courier, on the date it is delivered;

    (b)   if sent by telex, on the date the recipient's answerback is received;

    (c)   if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and will not be met by a transmission report generated by the sender's facsimile machine);

    (d)   if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

    (e)   if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or the receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

20.2   [Change of Address] Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

Assignment

Neither Party may assign, transfer or otherwise dispose of all or any of its rights or obligations under this Agreement without the prior written consent of the other Party.

Non-Waiver

No failure or delay by either Party to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege as provided in this Agreement.

Time

Time shall be of the essence of the Agreement.

Recording

The Parties agree that each may electronically record all telephonic conversations between them.

Miscellaneous

25.1 [Entire Agreement] This Agreement constitutes the entire agreement and understanding of the Parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

25.2 [Amendments] No amendment in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the Parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

25.3 [Survival of Obligations] The obligations of the Parties under this Agreement will survive the termination of any transaction.

25.4 [Remedies Cumulative] Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive or any rights, powers, remedies and privileges provided by law.

25.5 [Counterparts] This Agreement (and each amendment in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

25.6 [Expenses] A defaulting Party will, on demand, indemnify and hold harmless the other Party for and against all reasonable out-of-pocket expenses, including legal fees and stamp duty, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement or by reason of the early termination of any transaction, including, but not limited to, costs of collection.

Definitions

In this Agreement:

Act of Insolvency means in relation to either Party:

(a)   its making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors; or

(b)   its admitting in writing that it is unable to pay its debts as they become due; or

(c)   is seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property; or

(d)   the presentation or filing of a petition in respect of it (other than by the other Party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging or for the bankruptcy, winding-up or insolvency of such Party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such petition (except in the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing; or

(e)   the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such Party over all or any material part of such Party's property; or

(f)   the convening of any meeting of its creditors for the purpose of considering a compromise or arrangement within Part 5.1 of the Corporations Law of Australia (or any analogous proceeding).

In this definition:

(g)   "liquidator" shall be deemed to include a "provisional liquidator";

(h)   "receiver" shall be deemed to include a "receiver and manager";

(i)   "administrator" shall be deemed to include an "official manager";

(j)   "arrangement" shall be deemed to include a "scheme of arrangement"; and

(k)   "creditors" shall be deemed to include "any class of creditors".

Agent has the meaning given in clause 14.

Alternative Collateral means Collateral of a Value equal to the Collateral delivered pursuant to clause 6 and provided by way of substitution for Collateral originally delivered or previously substituted in accordance with the provisions of clause 6.5.

Australian Taxpayer means any person other than:

(a)   a Party who is not a resident of Australia for the purposes of the Tax Act (whether that Party is acting as a trustee, nominee or agent or in some other capacity) at the time a Franked Dividend is paid; or

(b)   a Party who is acting in the capacity of trustee, nominee or agent for a person who is not a resident of Australia for the purposes of the Tax Act at the time a Franked Dividend is paid.

Bankers Acceptances has the meaning given in paragraph 1.1(d) in Schedule 1.

Base Currency has the meaning given in paragraph 2 in Schedule 1.

AK40123846/3

Bid Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available bid price thereof on the most appropriate market in a standard size.

Bid Value, subject to clause 8.5, means:

(a)   in relation to Equivalent Collateral at a particular time:

    (i)   in relation to Collateral type (h) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1;

    (ii)   in relation to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount which would be received on a sale of such Collateral at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection with selling or otherwise realising such Equivalent Collateral, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out such sale or realisation and adding thereto the amount of any interest, dividends, distributions or other amounts paid to the Lender and in respect of which equivalent amounts have not been paid to the Borrower in accordance with clause 6.7 prior to such time in respect of such Equivalent Collateral or the original Collateral held gross of all and any tax deducted or paid in respect thereof; and

(b)   in relation to Equivalent Securities at a particular time, the amount which would be received on a sale of such Equivalent Securities at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

Borrower, in relation to a particular loan of Securities, means the Borrower as referred to in Recital A of this Agreement.

Borrowing Request means a request made in writing (an example of which comprises Schedule 2 to this Agreement) by the Borrower to the Lender pursuant to clause 2.1 specifying, as necessary:

(a)   the description, title and amount of the Securities required by the Borrower;

(b)   the description (if other than Australian currency) and amount of any Collateral to be provided;

(c)   the proposed Settlement Date;

(d)   the duration of such loan (if other than indefinite);

(e)   the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the Securities and any Collateral is to be made;

(f)   the Margin in respect of the transaction (if different from that stated in Schedule 1 or Schedule 3, as appropriate); and

(g)   the Fee.

Business Day means a day on which banks and securities markets are open for business generally in each place stated in paragraph 5 in Schedule 1 and, in relation to the delivery or redelivery of any of the following in relation to any loan, in the place(s) where the relevant Securities, Equivalent Securities, Collateral (including Cash Collateral) or Equivalent Collateral are to be delivered.

Cash Collateral means Collateral that takes the form of a deposit of currency.

Close of Business means:

(a) in relation to any borrowing of Securities or redelivery of Equivalent Securities under this agreement, the final time on a Business Day at which settlement of the transfer of those Securities can take place in the Stock Exchange in order to constitute good delivery on that day; and

(b) in relation to the provision of Collateral or return of Equivalent Collateral or the making of any other payment under this agreement, the time at which trading banks close for general banking business in the place in which payment is to be made or Collateral or Equivalent Collateral is to be delivered or redelivered.

Collateral means such securities or financial instruments or deposits of currency as are referred to in paragraph 1.1 in Schedule 1 or any combination thereof which are delivered by the Borrower to the Lender in accordance with this Agreement and includes the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate), and includes Alternative Collateral.

Confirmation means the Borrowing Request, as it may be amended pursuant to clause 2.2, or other confirming evidence exchanged between the Parties confirming the terms of a transaction.

Defaulting Party has the meaning given in clause 12.

Dividend means a dividend within the meaning of the definition of that term in section 6(1) (as affected by sections 6(4) and 6(5)) of the Tax Act.

Equivalent Collateral or Collateral equivalent to, in relation to any Collateral provided under this Agreement, means securities, cash or other property, as the case may be, of an identical type, nominal value, description and amount to particular Collateral so provided and shall include the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate). If and to the extent that such Collateral consists of securities that are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a) in the case of conversion, subdivision or consolidation the securities into which the relevant Collateral has been converted, subdivided or consolidated provided that, if appropriate, notice has been given in accordance with clause 4.2(b);

(b) in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c) in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Borrower has given notice to the Lender in accordance with clause 4.2(b);

21

(d) in the case of a call on partly paid securities, the paid-up securities provided that the Borrower shall have paid to the Lender an amount of money equal to the sum due in respect of the call;

(e) in the case of a capitalisation issue, the relevant Collateral together with the securities allotted by way of a bonus thereon;

(f) in the case of a rights issue, the relevant Collateral together with the securities allotted thereon, provided that the Borrower has given notice to the Lender in accordance with clause 4.2(b), and has paid to the Lender all and any sums due in respect thereof;

(g) in the event that a payment or delivery of Income is made of the relevant Collateral in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, notice has been given to the Lender in accordance with clause 4.2(b) the relevant Collateral together with securities or a certificate equivalent to those allotted; and

(h) in the case of any event similar to any of the foregoing, the relevant Collateral together with or replaced by a sum of money or securities equivalent to that received in respect of such Collateral resulting from such event.

For the avoidance of doubt, in the case of Bankers' Acceptances (Collateral type (d)), Equivalent Collateral must bear dates, acceptances and endorsements (if any) by the same entities as the bill to which it is intended to be equivalent and, for the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Equivalent Securities means securities of an identical type, nominal value, description and amount to particular Securities borrowed and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (if appropriate). If and to the extent that such Securities are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a) in the case of conversion, subdivision or consolidation the securities into which the borrowed Securities have been converted, subdivided or consolidated provided that if appropriate, notice has been given in accordance with clause 4.2(b);

(b) in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c) in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Lender has given notice to the Borrower in accordance with clause 4.2(b);

(d) in the case of a call on partly paid securities, the paid-up securities provided that the Lender shall have paid to the Borrower an amount of money equal to the sum due in respect of the call;

AK0030073

(e)   in the case of a capitalisation issue, the borrowed Securities together with the securities allotted by way of a bonus thereon;

(f)   in the case of a rights issue, the borrowed Securities together with the securities allotted thereon, provided that the Lender has given notice to the Borrower in accordance with clause 4.2(b), and has paid to the Borrower all and any sums due in respect thereof;

(g)   in the event that a payment or delivery of Income is made in respect of the borrowed Securities in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, notice has been given to the Borrower in accordance with clause 4.2(b) the borrowed Securities together with securities or a certificate equivalent to those allotted; and

(h)   in the case of any event similar to any of the foregoing, the borrowed Securities together with or replaced by a sum of money or securities equivalent to that received in respect of such borrowed Securities resulting from such event.

For the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Event of Default has the meaning given in clause 12.

Fee, in respect of a transaction, means the fee payable by one Party to the other in respect of that transaction under clause 5.

Franked Dividend means a Dividend the whole or part of which is taken to have been franked in accordance with section 160AQF of the Tax Act.

Income means any dividends, interest or other distributions of any kind whatsoever with respect to any Securities or Collateral.

Income Determination Period, in relation to a particular loan of Securities, means:

(a)   in relation to the Securities, the period commencing when the Securities cease to be registered in the name of the Lender (or the relevant transferor) upon or before delivery of those Securities under clause 3 and ending when Equivalent Securities are registered in the name of the Lender (or the relevant transferee) upon or following redelivery of those Equivalent Securities under clause 7.1; and

(b)   in relation to Collateral (other than Cash Collateral), the period commencing when the Collateral ceases to be registered in the name of the Borrower (or the relevant transferor) upon or before delivery of that Collateral under clause 6.1 and ending when Equivalent Collateral is registered in the name of the Borrower (or the relevant transferee) upon or following redelivery of that Equivalent Collateral under clause 6.6.

Income Payment Date, in relation to any Securities or Collateral, means the date on which Income is paid in respect of such Securities or Collateral, or, in the case of registered Securities or Collateral, the date by reference to which particular registered holders are identified as being entitled to payment of Income.

Lender, in relation to a particular loan of Securities, means the Lender as referred to in Recital A of this Agreement.

Margin has the meaning in paragraph 1.3 in Schedule 1.

Nominee means an agent or a nominee appointed by either Party to accept delivery of, hold or deliver Securities, Equivalent Securities, Collateral and/or Equivalent Collateral on its behalf whose appointment has been notified to the other Party.

Non-Defaulting Party has the meaning given in clause 12.

Offer Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available offer price thereof on the most appropriate market in a standard size.

Offer Value, subject to clause 8.5, means:

(a)   in relation to Collateral equivalent to Collateral type (h) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1; and

(b)   in relation to Equivalent Securities or Collateral equivalent to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount it would cost to buy such Equivalent Securities or Equivalent Collateral at the Offer Price thereof at such time plus all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

paid, in relation to a Dividend, includes credited, distributed or issued and like terms are to be construed accordingly.

Parties means the Lender and the Borrower and Party shall be construed accordingly.

Performance Date has the meaning given in clause 8.

Posted Collateral has the meaning given in clause 6.2(a)(i).

Principal has the meaning given in clause 14.

Reference Price means:

(a)   in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to type (g) (more specifically referred to in paragraph 1.1 in Schedule 1), such price as is equal to the mid market quotation of such Securities, Equivalent Securities, Collateral and/or Equivalent Collateral as derived from a reputable pricing information service (such as the services provided by SEATS or Reuters) reasonably chosen in good faith by the Lender or if unavailable the market value thereof as derived from the prices or rates bid by a reputable dealer for the relevant instrument reasonably chosen in good faith by the Lender, in each case at Close of Business on the previous Business Day; and

(b)   in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to Collateral types (b)-(f) (more specifically referred to in paragraph 1.1 in Schedule 1), the market value thereof as derived from the prices or rates bid by a market maker or reputable dealer for the relevant instrument

reasonably chosen by the Lender in good faith or, in the absence of such a bid, the average of the rates bid by two leading market makers reasonably chosen in good faith by the Lender in each case at Close of Business on the previous Business Day.

Relevant Payment Date has the meaning given in clause 4.2(a).

Required Collateral Value has the meaning given in clause 6.3.

Rules means the rules for the time being of the Stock Exchange (where either Party is a member of the Stock Exchange) and/or any other regulatory authority whose rules and regulations shall from time to time affect the activities of the Parties pursuant to this Agreement (provided that in an Event of Default, where either Party is a member of the Stock Exchange, the Rules and Regulations of the Stock Exchange shall prevail).

Securities means "eligible securities" within the meaning of section 26BC(1) of the Tax Act which the Borrower is entitled to borrow from the Lender in accordance with the Rules and which are the subject of a loan pursuant to this Agreement and such term shall include the certificates or other documents of title (if any) in respect of the foregoing.

Settlement Date means the date upon which Securities are or are to be transferred to the Borrower in accordance with this Agreement.

Standard Settlement Time, in relation to Australian Securities, means T + 5 Australian business days on which the Australian Stock Exchange Limited is open for trading, or such lesser time in which transactions in Australia in listed securities are customarily required to be settled.

Stock Exchange means the Australian Stock Exchange Limited.

Tax Act means the Income Tax Assessment Act 1936 (Commonwealth of Australia).

Transfer of Dividend Statement, in relation to Dividends, means a properly completed document in the form, or substantially in the form, of Appendix 6.26 to the Rules or a properly completed statement in another approved form within the meaning of the definition of that term in section 169APA of the Tax Act.

Unfranked Dividend means a Dividend no part of which has been franked in accordance with the Tax Act.

Value at any particular time means, in relation to Securities and Equivalent Securities, the Reference Price thereof then current and in respect of Collateral and/or Equivalent Collateral such worth as determined in accordance with paragraph 1.2 in Schedule 1.

Governing Law and Jurisdiction

27.1   [Governing law] This Agreement is governed by, and shall be construed in accordance with, the law in force in New South Wales, Australia.

27.2   [Consent to jurisdiction] Each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales in respect of any dispute in connection with this Agreement.

EXECUTED as an agreement

25

Schedule 1 - Particulars

COLLATERAL *(see definition in clause 26, and also clause 6)*

Types *(see definition of "Collateral" in clause 26)*

Collateral acceptable under this Agreement may include the following or otherwise, as agreed between the Parties from time to time, whether transferable by hand or within a depositary:

(a)   Cash;

(b)   Australian Government Inscribed Stock;

(c)   Australian, State or Territory Government stock, bonds or promissory notes (including those issued by any statutory corporation such as Treasury Corporation of New South Wales);

(d)   Bills of exchange accepted by any bank carrying on business in Australia ("Bankers Acceptances");

(e)   Promissory notes issued by any such bank;

(f)   Certificates of Deposit issued by any such bank;

(g)   Corporate bonds in registrable or bearer form;

(h)   Irrevocable Standby Letters of Credit issued or confirmed by any such bank.

Valuation of Collateral *(see definition of "Value" in clause 26 and clause 6.2)*

Collateral provided in accordance with this Agreement shall be evaluated by reference to the following, or by such means as the Parties may from time to time agree:

(a)   in respect of Collateral type (a), the amount thereof in, or converted into, the Base Currency;

(b)   in respect of Collateral type (b), the value calculated by reference to the middle market price of each stock as determined daily by the Reserve Bank of Australia, adjusted to include the accumulated interest thereon;

(c)   in respect of Collateral types (c) to (g), the Reference Price thereof;

(d)   in respect of Collateral type (h), the value specified therein.

Margin *(see definition in clause 26 and clause 6.3)*

The Value of any Collateral delivered, or to be delivered, pursuant to clause 6 by the Borrower to the Lender under the terms and conditions of this Agreement shall on each Business Day represent not less than the Value of the borrowed Securities together with the following additional percentages, hereinbefore referred to as ("the Margin"), unless otherwise agreed between the Parties:

(a)   in the case of Collateral type (a): 5%; or

(b)   in the case of Collateral types (b) to (f) and (h): 5% (except that, for Certificates of Deposit, the Margin shall be the accumulated interest thereon); or

(c)   in the case of Collateral type (g): 5%.

AK1012-0043

27

If the Value of the borrowed Securities includes any margin over the mid market price of the borrowed Securities, this shall be taken into account in determining the Margin applicable.

1.4   Basis of Margin Maintenance *(see clause 6.4)*

Minimum period after demand for transferring Collateral or Equivalent Collateral:

(a)   Cash Collateral: within one Business Day;

(b)   Equivalent Collateral: not less than the Standard Settlement Time for such Collateral or the equivalent time on the exchange or clearing organisation through which the relevant Collateral is to be, or was originally, delivered;

(c)   Other Collateral (ie a Letter of Credit): within two Business Days.

1.5   Minimum adjustments *(see clauses 6.2(a)(ii) and (iii))*

(a)   The Lender may not demand that further Collateral be provided by the Borrower if the aggregate deficiency calculated in accordance with clause 6.2 is less than the greater of:

(i) $5,000; and

(ii)   2% of the Value of the Required Collateral Value.

(b)   The Borrower may not demand the return of Collateral provided to the Lender if the Borrower has committed an Event of Default in respect of any transaction or if the aggregate excess calculated in accordance with clause 6.2 is less than the greater of:

(i) $5,000; and

(ii)   2% of the Required Collateral Value.

BASE CURRENCY *(see definition in clause 26 and clause 1.6)*

The Base Currency applicable to this Agreement is Australian Dollars.

LENDER'S WARRANTIES *(see clause 10(d))*

Clause 10(d) does not apply.

VOTING *(see clause 4.3)*

Clause 4.3 does not apply.

PLACE OF BUSINESS *(see definition of "Business Day" in clause 25)*

Sydney.

ADDRESS FOR NOTICES AND STATUS OF PARTIES *(see clause 20.1)*

6.1   Address for notices or communications to Deutsche Securities Australia Limited:

Address:	Level 18, 225 George Street, Sydney NSW
Attention:	Stephanie Wright, Securities Lending
Facsimile No:	(02) 9258-3648
Telephone No:	(02) 9258-1699

Electronic Messaging System Details; stephanie.wright@aus.deuba.com;

which is an Australian Taxpayer.

6.2   Address for notices or communications to Merrill Lynch Equities (Australia) Limited:

Address:	Level 49, MLC Centre, 19-29 Martin Place, Sydney NSW
Attention:	David Strong
Facsimile No:	(02) 9226 5889
Telephone No:	(02) 9226 5893

which is an Australian Taxpayer.

COMPENSATION FOR LOSS OF FRANKING CREDITS/REBATES *(see clause 9.2)*

Is required by both parties, unless expressly stated otherwise in a Confirmation.

COMPENSATION FOR LOSS OF INTERCORPORATE DIVIDEND REBATE *(see clause 9.3)*

Is required by both parties, unless expressly stated otherwise in a Confirmation.

Schedule 2	Specimen Form of Borrowing Request (see clause 2.1 and definition of "Borrowing Request" in clause 26)

To: [Name and Address of Lender]

This is a Borrowing Request under the Master Securities Lending Agreement between us dated #   (the "Agreement")

We wish to make the following borrowing of Securities:

(a)	Description of Securities:	# [eg "fully paid ordinary shares in # "]
(b)	Amount of Securities:	# [eg "1 million"]
(c)	Proposed Settlement Date of Borrowing:	# [eg "today"]
(d)	Time, Mode and Place of Delivery of Securities, including (as appropriate) settlement system and account to which delivery is to be made:	# [eg "to the account of #, HIN #, in CHESS"]
(e)	Duration of Loan:	No longer than eleven months and 20 days after the Borrowed Securities are delivered under this Borrowing Request.
(f)	Type of Collateral:	# [eg "Cash"]
(g)	Time, Mode and Place of Delivery of Collateral:	# [eg "dvp on CHESS"]
(h)	Rates (see clause 5.1 of the Agreement):	# [eg (a) "#% per annum on the Cash Collateral", or (b) "#% per annum on the daily value of the Borrowed Securities" as appropriate].

Please confirm your acceptance of this Borrowing Request by return fax.

Dated: #_____

for and on behalf of [Name of Borrower]

_____
Signature of Authorised Representative

_____
Name and title of Authorised Representative

Schedule 3   Supplementary Terms and Conditions (if any)

This Schedule forms part of and amends the Master Securities Lending Agreement (including Schedule 1) to which it is a Schedule, as follows:

Clause 4.3

Replace the word "collateral" in line 14 with the word "Collateral".

Clause 6.6(b)

Replace the second sentence with "Property in and title to the Equivalent Collateral redelivered by the Lender through a book entry transfer system shall not pass to the Borrower until the Securities due for redelivery by the Borrower have been received by the Lender. This provision shall (except to the extent that the same cannot be overridden) override the regulations or other provisions governing the relevant book entry transfer system."

Clause 8.5

Any references in clause 8 to Securities shall also include Collateral equivalent to type (i) (more specifically referred to in paragraph 1.1 of Schedule 1).

Clause 9.2

Clause 9.2 is amended by:

(a)   deleting paragraph (d) and inserting the following:

   "(d)   the Lender does not receive a Franked Dividend, whether because the Borrower, under section 160AQUB or 160AQUC of the Tax Act, gives a statement in the approved form to a third party, or for any other reason whatever (other than a reason arising as a consequence of an unreasonable act or omission of the Lender, but for which the full benefit would have been received);"

(b)   deleting sub-paragraph (f)(ii) and inserting the following:

   "if required by notice from the Lender, compensate the Lender for the loss of that Franked Dividend by payment on the 10th Business Day after the relevant Income Payment Date of an amount calculated in accordance with the following formula:

$$P = \frac{FT}{1-T}$$

Where:

P =   the amount payable;

F =   the amount of the Franked Dividend (or, where the Franked Dividend is partly franked, the amount of the franked component of the Franked Dividend) paid or to be paid in respect of a particular loan of Securities; and

T =   the rate of income tax, expressed as a decimal, determined under the Tax Act at the Income Payment Date as that payable in respect of the taxable income of a company (other than a

31

private company, a company in the capacity of a trustee or a non-profit company that is a dispensary or a friendly society)."

Clause 9.3(e)

Replace the words "of the Agreement" in line 4 with the words "of Schedule 1".

Clause 9.5

The following new clause 9.5 is inserted:

> "9.5   [Equities as Collateral]
>
> If and to the extent that Collateral of the type (i) (as more specifically referred to in paragraph 1.4 of Schedule 1) is provided, then, if clause 6.7 applies to such Collateral, then clauses 9.2 and 9.3 will also apply (as if the Collateral involved a loan of those Securities under this Agreement), with necessary modifications thereto."

Clause 14.2

The following additional clause is inserted:

"(d)   the Borrower has agreed in writing that the Lender may act as Agent in respect of the relevant loan."

Clause 15

Delete the word "and" in line 4.

Clause 16

Replace the words "No reliance or tax" in the heading with the words "No reliance on tax".

Clause 26 Definitions

The definition of Equivalent Collateral or Collateral equivalent to is amended by:

(a)   inserting the words "in respect" after the word "made" in line 1 of sub-clause (g)

(b)   inserting the word "and" after "securities" in line 4 of sub-clause (g)

(c)   inserting "," after "4.2(b)" in line 5 of sub-clause (g),

(d)   replacing the word "entitles" with the word "entities" in line 3 of the last paragraph.

The definition of Equivalent Securities, sub-clause (g) is amended by:

(a)   inserting the word "and" after "securities", in line 5

(b)   inserting "," after "4.2(b)" in line 5.

The definition of "Reference Price" is amended by inserting "or (i)" after "g" in line 2 of paragraph (a).

The definition of "Borrowing Request" is amended by inserting "or such other form as is agreed between the parties" immediately before the word "by" in line 2.

Schedule 1

The following additional clause is inserted to item 1.1 after item 1.1(h):

"(i)   Shares or other securities acceptable to the Lender."

Item 1.2(e) of Schedule 1 is amended by inserting "and (i)" after "(c) to (g)".

Item 1(d) of Schedule 1 is amended by deleting the full stop at the end of the paragraph and inserting "; or "

The following additional clause is inserted to item 1.2 of Schedule 1 after item 1.2(d):

"(e)   in respect of Collateral type (i), the Reference Price thereof."

Item 1.3(c) of Schedule 1 is amended by deleting the full stop at the end of the paragraph and inserting "; or".

Item 1.3 of Schedule 1 is amended by inserting an additional sub-clause immediately after sub-clause (c) as follows:

"(d)   in the case of collateral type (i): the percentage specified in the Confirmation, or if no percentage is specified in the Confirmation, 15%."

Item 1.4(b) of Schedule 1 is deleted and replaced with the following:

"(b)   Equivalent Collateral: within one Business Day;".

Items 1.5(a) and 1.5(b) of Schedule 1 are amended by replacing "$5,000" with "$50,000" in both paragraphs.

Execution page

SIGNED by)
as attorney for DEUTSCHE)
SECURITIES AUSTRALIA LIMITED)
in the presence of:)
)
)
)
....)
Signature of witness)
)
...STEPHANIE JANE WRIGHT)
Name of witness (block letters))

....
Signature of attorney.

By executing this agreement the attorney
states that the attorney has received no
notice of revocation of the power of
attorney

SIGNED by)
as attorney for MERRILL LYNCH)
EQUITIES (AUSTRALIA) LIMITED)
in the presence of:)
)
)
....)
Signature of witness)
)
LYNETTE MACRI)
Name of witness (block letters))

....
Signature of attorney.

By executing this agreement the attorney
states that the attorney has received no
notice of revocation of the power of
attorney

Deutsche Securities
Deutsche Bank Group

26 July 2001

Deutsche Securities Australia Limited
ABN 65 003 204 368
GPO Box 7033 Sydney NSW 1170
Level 18, 225 George Street
Sydney NSW 2000 Australia
Tel: 61 2 9258 1234
Fax: 61 2 9258 1101

Merrill Lynch Equities (Australia) Ltd
Level 49, 19-29 Martin Place
SYDNEY NSW 2000

Attention: Mr David Strong

Direct: 61 2 9258 2799

Dear Mr Strong

Australian Securities Lending Agreement ("ASLA") with Deutsche Securities Australia Limited

We refer to your organisation's ASLA dated 31 March 1999 with Deutsche Securities Limited ("DSAL").

In view of the abolition of the intercorporate dividend in respect of unfranked dividends from 1 July 2000, we propose to amend the ASLA by deleting clause 9.3 and references to clause 9.3 in clause 12.1(c) and Schedule 1 paragraph 8 from the agreement. (You will recall that clause 9.3 requires the Borrower to compensate the Lender for the loss of the intercorproate dividend rebate in respect of unfranked dividends).

Please let me know If you have any objections within 14 days of the date of this letter. If we haven't heard from you within this time then all future securities lending and borrowing transactions with DSAL will be in accordance with the ASLA as amended by this letter agreement.

Please do not hesitate to contact me if you have any queries (tel. 9258 1566).

Yours sincerely

Brendon Luscombe
Director
Equity Operations

XL0947.DOC/0642



Australian Securities Lending Association Limited

(ACN 054 944 482)
www.asla.com.au
Registered Office
Level 50, MLC Centre
19-29 Martin Place
Sydney NSW 2000

AUSTRALIAN MASTER SECURITIES LENDING AGREEMENT *

(Version: December 2002)

Dated as of: _15 December, 2003_

Between: (1)   **Deutsche Securities Australia Limited**

(ABN 65 003 204 368)

a company incorporated under the laws of Australia

of Level 18, 225 George Street, Sydney, NSW 2000

And: (2)   **Cogent Securites Pty Limited** (ABN84 063 403 861) of Level 5, 60 Castlereagh Street, Sydney, New South Wales, 2000 (acting as Agent in accordance with clause 14 of the agreement)

*   *The original (Version: 4 April 1997) version of this agreement was adapted from the ISLA Overseas Securities Lender's Agreement (Version: December 1995, as amended by 1996 UK Tax Addendum), prepared by Clifford Chance, London, England for use by parties required to meet UK Inland Revenue tax requirements. The 4 April 1997 version has been updated in December 2002 to take account of, among other things, intervening Australian tax, stamp duty and regulatory changes, and also to better reflect Australian market practice.*

*   *The original and updated versions of this agreement are both also subject to the "Warning and Disclaimer" on the coversheet to the original (Version: 4 April 1997) and updated (Version: December 2002) "User's Guide" relating to this agreement.*

© m
Governor Phillip Tower
1 Farrer Place
Sydney NSW 2000
Telephone (02) 9296 2000
Fax (02) 9296 3999
DX 113 Sydney
Ref: JCK

SC3845.DOC/5297

Contents   Agreement

2

Page No

SC2946.DOC/6297

4

AGREEMENT

Recitals:

A.   The Parties hereto are desirous of agreeing to a procedure whereby either one of them (the "Lender") will make available to the other of them (the "Borrower") from time to time Securities (as hereinafter defined).

B.   All transactions carried out under this Agreement will be effected in accordance with the Rules (as hereinafter defined), if applicable, together with current market practices, customs and conventions, in so far as they are not inconsistent with the terms of this Agreement.

Operative provisions:

1   Interpretation

1.1   [Definitions] The terms defined in clause 26 and in Schedule 1 have the meanings therein specified for the purposes of this Agreement.

1.2   [Inconsistency] In the event of any inconsistency between the provisions of Schedule 1 and the other provisions of this Agreement, Schedule 1 will prevail. In the event of any inconsistency between the provisions (if any) of Schedule 3 and the other provisions of this Agreement (including Schedule 1), Schedule 3 will prevail. In the event of any inconsistency between the provisions of any Confirmation and this Agreement (including Schedules 1 and 3), such Confirmation will prevail for the purpose of the relevant transaction.

1.3   [Single agreement] All transactions are entered into in reliance on the fact that this Agreement and all Confirmations form a single agreement between the Parties (collectively referred to as this "Agreement"), and the Parties would not otherwise enter into any transactions.

1.4   [Interpretation] In this Agreement:

(a)   Unless the context otherwise requires:

(i)   The singular includes the plural and vice versa.

(ii)   A person includes a corporation.

(iii)   A corporation includes any body corporate and any statutory authority.

(iv)   A reference to a statute, ordinance, code or other law or the Rules includes regulations or other instruments under it or them and consolidations, amendments, re-enactments or replacements of any of them.

(b)   Notwithstanding the use of expressions such as "borrow", "lend", "Collateral", "Margin", "redeliver" etc., which are used to reflect terminology used in the market for transactions of the kind provided for in this Agreement, all right, title and interest in and to Securities "borrowed" or "lent" and "Collateral"

which one Party Transfers to the other in accordance with this Agreement ("title") shall pass from one Party to the other free and clear of any liens, claims, charges or encumbrances or any other interest of the Transferring Party or of any third party (other than a lien routinely imposed on all securities in a relevant clearance system), the Party obtaining such title being obliged to redeliver Equivalent Securities or Equivalent Collateral, as the case may be. Each Transfer under this Agreement will be made so as to constitute or result in a valid and legally effective transfer of the Transferring Party's legal and beneficial title to the recipient.

(c)   Where, in respect of any transaction, any distribution is made, or Income or fee is paid, other than in cash, the provisions of this agreement (other than clause 4.2(b)) shall apply, with necessary modifications, to the same extent as if the distribution, Income or fee had been made or paid in cash, and terms such as "pay" and "amount" shall be construed accordingly.

1.5   [Headings] All headings appear for convenience only and shall not affect the interpretation of this Agreement.

1.6   [Currency conversion] For the purposes of clauses 6, 8.3 and 8.4, when a conversion into the Base Currency is required, all prices, sums or values (including any Value, Offer Value and Bid Value) of Securities, Equivalent Securities, Collateral or Equivalent Collateral (including Cash Collateral) stated in currencies other than the Base Currency shall be converted into the Base Currency at the rate quoted by an Australian bank selected by the Lender (or, if an Event of Default has occurred in relation to the Lender, by the Borrower) at or about 11.00am (Sydney time) on the day of conversion as its spot rate for the sale by the bank of the Base Currency in exchange for the relevant other currency.

1.7   [Other agreements] Where at any time there is in existence any other agreement between the Parties the terms of which make provision for the lending of Securities (as defined in this Agreement) as well as other securities, the terms of this Agreement shall apply to the lending of such Securities to the exclusion of any other such agreement.

1.8   [Nominees] If payment is made or Securities, Equivalent Securities, Collateral or Equivalent Collateral is Transferred to a Party's nominee or otherwise in accordance with the directions of a Party (whether by the other Party or by a third party), it shall be deemed, for the purposes of this agreement, to have been paid or made or Transferred to the first mentioned Party.

2   Loans of Securities

2.1   [Borrowing Request and acceptance thereof] The Lender will lend Securities to the Borrower, and the Borrower will borrow Securities from the Lender, in accordance with the terms and conditions of this Agreement and with the Rules. The terms of each Loan should be agreed prior to the commencement of the relevant Loan, either orally or in writing (including any agreed form of electronic communication) and confirmed in such form and on such basis as is agreed between the Parties. Any confirmation produced by a Party shall not supersede or prevail over the prior oral, written or electronic communication (as the case may be).

2.2   [Changes to a Borrowing Request] The Borrower has the right to reduce the amount of Securities referred to in, or otherwise vary, a Borrowing Request provided that:

(a)   the Borrower has notified the Lender of such reduction or variation no later than midday Australian Eastern standard or summer (as appropriate) time on the day which is two Business Days prior to the Settlement Date, unless otherwise agreed between the Parties, and

(b)   the Lender shall have accepted such reduction or variation (by whatever means).

3   Delivery of Securities

[Delivery of Securities] The Lender shall procure the delivery of Securities to the Borrower or deliver such Securities in accordance with the relevant agreement together with appropriate instruments of transfer (where necessary) duly stamped (where necessary) and such other instruments (if any) as may be requisite to vest title thereto in the Borrower. Such Securities shall be deemed to have been delivered by the Lender to the Borrower on delivery to the Borrower or as it shall direct of the relevant instruments of transfer and certificates or other documents of title (if any), or in the case of Securities title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries (such as CHESS), on the transfer of title in accordance with the rules and procedures of such system as in force from time to time, or by such other means as may be agreed.

4   Title, Distributions and Voting

4.1   [Passing of title] The Parties shall execute and deliver all necessary documents and give all necessary instructions to procure that all right, title and interest in:

(a)   any Securities borrowed pursuant to clause 2;

(b)   any Equivalent Securities redelivered pursuant to clause 7;

(c)   any Collateral delivered pursuant to clause 6;

(d)   any Equivalent Collateral redelivered pursuant to clauses 6 or 7,

shall pass from one Party to the other, free from all liens, charges, equities and encumbrances, on delivery or redelivery of the same in accordance with this Agreement. In the case of Securities, Collateral, Equivalent Securities or Equivalent Collateral title to which is registered in a computer based system which provides for the recording and transfer of title to the same by way of electronic entries, delivery and transfer of title shall take place in accordance with the rules and procedures of such system as in force from time to time.

4.2   [Distributions]

(a)   [Cash distributions] Unless otherwise agreed, where Income is paid by the issuer in relation to any Securities on or by reference to an Income Payment Date on which such Securities are the subject of a loan under this Agreement, the Borrower shall, on the date of the payment of such Income, or on such other date as the Parties may from time to time agree, (the "Relevant Payment Date") pay to the Lender a sum of money (a "Substitute payment") equivalent to the amount that the Lender would have been entitled to receive (after any deduction, withholding or payment for or on account of any tax made by the relevant issuer (or on its behalf) in respect of such Income) had such Securities not been loaned to the Borrower and been held by the Lender on the Income Payment Date, irrespective of whether the Borrower received the same.

(b)   [Corporate actions] Subject to paragraph (c) (unless otherwise agreed), where, in respect of any borrowed Securities or any Collateral, any rights relating to conversion, sub-division, consolidation, pre-emption, rights arising under a takeover offer or other rights, including those requiring election by the holder for the time being of such Securities or Collateral, become exercisable prior to the redelivery of Equivalent Securities or Equivalent Collateral, then the Lender or Borrower, as the case may be, may, within a reasonable time before the latest time for the exercise of the right or option, give written notice to the other Party that, on redelivery of Equivalent Securities or Equivalent Collateral, as the case may be, it wishes to receive Equivalent Securities or Equivalent Collateral in such form as will arise if the right is exercised or, in the case of a right which may be exercised in more than one manner, is exercised as is specified in such written notice.

(c)   [1936 Tax Act ss 26BC(3)(c)(ii) and (v) requirements] Notwithstanding paragraph (b), where, in respect of any borrowed Securities or any Collateral, the relevant issuer company, trustee, government or government authority issues any right or option in respect of the borrowed Securities or Collateral, as the case may be, the Borrower or the Lender, respectively, must deliver or make available, as the case may be, to the other Party on the date of such issue or on such other date as the Parties may from time to time agree:

(i)   the right, or option; or

(ii)   an identical right or option; or

(iii)   a payment equal to the value to the Lender or the Borrower, respectively, of the right or option;

together with any such endorsements or assignments as shall be customary and appropriate.

(d)   [Manner of payment] Any payment to be made by the Borrower under this clause shall be made in a manner to be agreed between the Parties.

4.3   [Voting] Unless paragraph 4 in Schedule 1 specifies that this clause 4.3 does not apply, each Party undertakes that, where it holds Securities of the same description as any Securities borrowed by it or transferred to it by way of Collateral at a time when a right to vote arises in respect of such Securities, it will use its best endeavours to arrange for the voting rights attached to such Securities to be exercised in accordance with the instructions of the other Party provided always that each Party shall use its best endeavours to notify the other of its instructions in writing no later than seven Business Days prior to the date upon which such votes are exercisable, or as otherwise agreed between the Parties, and that the Party concerned shall not be obliged so to exercise the votes in respect of the number of Securities greater than the number so lent or transferred to it. For the avoidance of doubt, the Parties agree that, subject as hereinbefore provided, any voting rights attaching to the relevant Securities, Equivalent Securities, Collateral and/or Equivalent Collateral shall be exercisable by the persons in whose name they are registered, or in the case of Securities, Equivalent Securities, Collateral and/or Equivalent Collateral in bearer form by the persons by or on behalf of whom they are held, and not necessarily by the Borrower or the Lender (as the case may be).

5   Fees

5.1   [Fees] In respect of each loan of Securities:

    (a)   for which the Collateral is cash:

        (i)   the Lender must pay a fee to the Borrower in respect of the amount of that Collateral, calculated at the rate agreed between them; and

        (ii)   unless the Parties otherwise agree, the Borrower is not obliged to pay a fee to the Lender;

    (b)   for which there is no Cash Collateral, the Borrower must pay a fee to the Lender, calculated at the rate agreed between them.

5.2   [Where there are different types of Collateral] Where the Collateral comprises only partly cash, clause 5.1 is to be construed as if there were separate loans of Securities, one secured solely by Cash Collateral and the other secured solely by non-cash Collateral.

5.3   [Calculation of fees] In respect of each loan of Securities, the payments referred to in clause 5.1 of this clause shall accrue daily in respect of the period commencing on and inclusive of the Settlement Day and terminating on and exclusive of the Business Day upon which Equivalent Securities are redelivered or Cash Collateral is repaid. Unless otherwise agreed, the sums so accruing in respect of each calendar month shall be paid in arrears by the Borrower to the Lender or to the Borrower by the Lender (as the case may be) not later than the Business Day which is one week after the last Business Day of the calendar month to which such payment relates or such other date as the Parties from time to time agree. Any payment made pursuant to clause 5.1 shall be in Australian currency, unless otherwise agreed, and shall be paid in such manner and at such place as shall be agreed between the Parties.

6   Collateral

6.1   [Borrower's obligation to provide Collateral] Unless otherwise agreed, subject to the other provisions of this clause 6, the Borrower undertakes to deliver to or deposit with the Lender (or in accordance with the Lender's instructions) Collateral of the kind specified in the relevant Borrowing Request or as otherwise agreed between the Parties (together with appropriate instruments of transfer duly stamped (where necessary) and such other instruments as may be requisite to vest title thereto in the Lender) simultaneously with delivery of the Borrowed Securities by the Lender.

6.2   [Global margining]

    (a)   [Adjustments to Collateral] Unless otherwise agreed between the Parties, subject to paragraph (b), clause 6.4 and paragraph 1.5 in Schedule 1:

        (i)   The aggregate Value of the Collateral delivered to or deposited with the Lender or its nominated bank or depositary (excluding any Collateral repaid or redelivered under paragraph (ii) below (as the case may be)) in respect of all loans of Securities outstanding under this Agreement ("Posted Collateral") shall from day to day and at any time be at least the aggregate of the Required Collateral Values in respect of such loans.

        (ii)   If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement exceeds the aggregate of the Required Collateral Values in respect of such loans, the Lender shall (on demand) repay such Cash Collateral and/or redeliver to the Borrower such Equivalent Collateral as will eliminate the excess.

(iii)   If at any time the aggregate Value of the Posted Collateral in respect of all loans of Securities outstanding under this Agreement falls below the aggregate of Required Collateral Values in respect of all such loans, the Borrower shall (on demand) provide such further Collateral to the Lender as will eliminate the deficiency.

(b)   **[Netting of Collateral obligations where a Party is both Lender and Borrower]** Unless otherwise agreed between the Parties, subject to clause 6.4 and paragraph 1.5 in Schedule 1, where paragraph (a) applies, if a Party (the "first Party") would, but for this paragraph, be required under paragraph (a) to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral in circumstances where the other Party (the "second Party") would, but for this paragraph, also be required to repay Cash Collateral, redeliver Equivalent Collateral or provide further Collateral under paragraph (a), then the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the first Party ("X") shall be set-off against the Value of the Cash Collateral, Equivalent Collateral or further Collateral deliverable by the second Party ("Y") and the only obligation of the Parties under paragraph (a) shall be, where X exceeds Y, an obligation of the first Party, or where Y exceed X, an obligation of the second Party, (on demand) to repay Cash Collateral, redeliver Equivalent Collateral or deliver further Collateral having a Value equal to the difference between X and Y.

6.3   **[Required Collateral Value]** For the purposes of clause 6.2(a), the Value of the Posted Collateral to be delivered or deposited in respect of any loan of Securities, while the loan of Securities continues, shall be equal to the aggregate of the Value of the borrowed Securities and the Margin applicable thereto (the "Required Collateral Value").

6.4   **[Time for payment/repayment of Collateral]** Except as provided in clause 6.1 or clause 6.6 or as otherwise agreed, where any Cash Collateral is to be repaid, Equivalent Collateral is to be redelivered or further Collateral is to be provided under this clause 6, it shall be paid or delivered as stated in paragraph 1.4 in Schedule 1.

6.5   **[Substitution of Alternative Collateral]** The Borrower may from time to time call for the repayment of Cash Collateral or the redelivery of Equivalent Collateral prior to the date on which the same would otherwise have been repayable or redeliverable, provided that, at the time of such repayment or redelivery, the Borrower shall have delivered or delivers Alternative Collateral acceptable to the Lender.

6.6   **[Return of Collateral/Equivalent Collateral on redelivery of Equivalent Securities]**

(a)   Cash Collateral shall be repaid and Equivalent Collateral shall be redelivered at the same time as Equivalent Securities in respect of the Securities borrowed are redelivered.

(b)   Where Collateral is provided through a book entry transfer system (such as Austraclear or RITS), the obligation of the Lender shall be to redeliver Equivalent Collateral through such book entry transfer system in accordance with this Agreement. If the loan of Securities in respect of which Collateral was provided has not been discharged when the Equivalent Collateral is redelivered, any payment obligation generated within the book entry transfer system on such redelivery shall, until the loan of Securities is discharged or further Collateral is provided, be deemed to constitute an obligation to pay Cash Collateral.

6.7   **[Receipt by Lender of Income on Collateral]** Where Collateral (other than Cash Collateral) is delivered in respect of which any Income may become payable and an Income Payment Date in respect of that Collateral occurs prior to the redelivery of Equivalent Collateral, then, unless such Income is paid directly to the Borrower, the Lender shall, on the date on which such Income is paid or on such other date as the Parties may from time to time agree, pay to the Borrower a sum of money (a "**Substitute payment**") equivalent to the amount of such Income that (after any deduction, withholding or payment for or on account of any tax made by the relevant issuer (or on its behalf) in respect of such Income) the Lender either actually received, or would have been entitled to receive had such Collateral been held by the Lender on the Income Payment Date, irrespective of whether the Lender received the same. If the Lender is required by law, as modified by the practice of any relevant taxing authority, to make any deduction or withholding from any Substitute payment to be made under the preceding sentence, then the Lender must:

(a)   promptly pay to the relevant taxing authority the full amount of the deduction or withholding; and

(b)   forward to the Borrower on request a copy of any official receipt or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxing authority.

6.8   **[Borrower's rights re Collateral are not assignable]** The Borrower may not assign, transfer or otherwise dispose of, or mortgage, charge or otherwise encumber, or otherwise deal with its rights in respect of any Collateral without the prior written consent of the Lender.

6.9   **[Lender may set off obligation to repay or return Equivalent Collateral]** If the Borrower fails to comply with its obligation to redeliver Equivalent Securities, the obligation of the Lender in respect of any Collateral may be the subject of a set-off in accordance with clause 8.

6.10   **[Collateral provided to Lender's Nominee]** Without limiting clause 1.8, where Collateral is provided to the Lender's nominee, any obligation under this Agreement to repay or redeliver or otherwise account for Equivalent Collateral shall be an obligation of the Lender, notwithstanding that any such repayment or redelivery may be effected in any particular case by the nominee.

6.11   **[Letters of Credit]** If the Collateral in respect of one or more loans of Securities is or includes a letter of credit, the Lender may only draw down under that letter of credit when an Event of Default occurs in relation to the Borrower and, upon the Lender drawing down, whether or not permitted under this clause 6.11, the Collateral (or that part of it represented by the letter of credit) becomes cash Collateral.

6.12   **[Non-Cash Collateral]** If the Collateral in respect of one or more loans of Securities is or includes other Securities and either the Borrower is a taxpayer to whom the Tax Act applies in respect of the disposal of those other Securities or in any other case the Parties so agree:

(a)   The Parties acknowledge that the provision of those other Securities is by way of a loan of Securities under this Agreement, to which section 26BC(3)(a) of the 1936 Tax Act may apply (subject to the re-acquisition time being less than 12 months after the original disposal time).

(b)   For the purposes of section 26BC(3)(d) of the 1936 Tax Act, the notifiable consideration in respect of the provision of those Securities by way of loan is specified as follows:

      (i)   There is no fee.

      (ii)   There is no adjustment for variations in the market value of the Collateral or Equivalent Collateral.

      (iii)   There is other consideration: see the obligations of the recipient of the Collateral under clauses 4.2(b), 4.2(c), 4.5 and 6.7.

(c)   For the avoidance of doubt, this clause 6.12 is directed solely at clarifying either or both of the following issues: that the provision of the other Securities as Collateral is eligible for the application of first section 26BC and secondly, where applicable, the successor to sections 160AQUA and 160AQUD of the 1936 Tax Act. Accordingly, clauses 2, 4.2(a), 5, 6.1 to 6.11, 7, 8, 9.1, 9.2 (unless otherwise agreed), 9.4 and 12 do not apply to any loan of Securities under paragraph (a). Instead, those Securities are simply to be regarded as Collateral for the purposes of those clauses.

7   Redelivery of Equivalent Securities

7.1   [Borrower's obligation to redeliver Equivalent Securities] The Borrower undertakes to redeliver Equivalent Securities in accordance with this Agreement and the terms of the relevant Borrowing Request.

7.2   [Lender may call for redelivery of Equivalent Securities] Subject to clause 8 and the terms of the relevant Borrowing Request, the Lender may call for the redelivery of all or any Equivalent Securities at any time by giving notice on any Business Day of not less than the Standard Settlement Time for such Equivalent Securities or the equivalent time on the exchange or in the clearing organisation through which the relevant borrowed Securities were originally delivered. The Borrower shall as hereinafter provided redeliver such Equivalent Securities not later than the expiry of such notice in accordance with the Lender's instructions.

7.3   [Lender may terminate loan if Borrower defaults] If the Borrower does not redeliver Equivalent Securities in accordance with such call, the Lender may elect to continue the loan of Securities ; provided that, if the Lender does not elect to continue the loan, the Lender may by written notice to the Borrower elect to terminate the relevant loan. Upon the expiry of such notice the provisions of clauses 8.2 to 8.5 shall apply as if upon the expiry of such notice an Event of Default had occurred in relation to the Borrower (who shall thus be the Defaulting Party for the purposes of this Agreement) and as if the relevant loan were the only loan outstanding.

7.4   [Consequence of exercise of "buy-in" against Lender, as a result of Borrower default] In the event that, as a result of the failure of the Borrower to redeliver Equivalent Securities to the Lender in accordance with this Agreement, a "buy-in" is exercised against the Lender, then, provided that reasonable notice has been given to the Borrower of the likelihood of such a "buy-in", the Borrower shall account to the Lender for the total costs and expenses reasonably incurred by the Lender as a result of such "buy-in".

7.5   [Right of Borrower to terminate loan early] Subject to the terms of the relevant Borrowing Request, the Borrower shall be entitled at any time to terminate a particular loan of Securities and to redeliver all and any Equivalent Securities due and outstanding to the Lender in accordance with the Lender's instructions.

7A   Suspended Securities

7A.1   This clause 7A applies if:

(a)   dealings in any borrowed Securities or Collateral Securities are suspended from trading by the stock exchange on which the Securities were listed at the time of delivery under this Agreement, whether by reason of the adverse position of the issuer or otherwise; or

(b)   for any other reason concerning the issuer of those Securities (such as the liquidation, provisional liquidation, administration or receivership of the issuer or the Securities ceasing to be listed for trading on the stock exchange on which they were listed at the time of delivery under this Agreement), or concerning the exchange or clearing house through which they are traded, one Party is unable to transfer title to those Securities or Equivalent Securities to the Other Party.

7A.2   At any time while a situation described in clause 7A.1 prevails in relation to particular borrowed or Collateral Securities (the "Suspended Securities"), either the Lender or the Borrower may give notice (a "Suspension Notice") to the other, in which event clauses 7A.3 and 7A.4 shall apply.

7A.3   If a Suspension Notice is given, the Borrower and the Lender shall promptly enter into negotiations in good faith with a view to promptly agreeing the market value of the Suspended Securities for the purposes of this clause 7A. Neither the Borrower nor the Lender may unreasonably withhold or delay its agreement to a market value reasonably proposed by the other Party.

7A.4   Any market value agreed under clause 7A.3 applies to the Suspended Securities notwithstanding the definition of Value in clause 26.

8   Set-off etc.

8.1   [Requirement for simultaneous delivery] On the date and time that Equivalent Securities are required to be redelivered by the Borrower in accordance with the provisions of this Agreement the Lender shall simultaneously redeliver the Equivalent Collateral and repay any Cash Collateral held (in respect of the Equivalent Securities to be redelivered) to the Borrower. Neither Party shall be obliged to make delivery (or make a payment as the case may be) to the other unless it is satisfied that the other Party will make such delivery (or make an appropriate payment as the case may be) to it simultaneously. If it is not so satisfied (whether because an Event of Default has occurred in respect of the other Party or otherwise), it shall notify the other Party and, unless that other Party has made arrangements which are sufficient to assure full delivery (or the appropriate payment as the case may be) to the notifying Party, the notifying Party shall (provided it is itself in a position, and willing, to perform its own obligations) be entitled to withhold delivery (or payment, as the case may be) to the other Party.

8.2   [Netting following occurrence of Event of Default] If an Event of Default occurs in relation to either Party, the Parties' delivery and payment obligations (and any other obligations they have under this Agreement) shall be accelerated so as to require performance thereof at the time such Event of Default occurs (the date of which shall be the "Performance Date" for the purposes of this clause), and in such event:

(a)   the Relevant Value of the Securities to be delivered (or payment to be made, as the case may be) by each Party shall be established in accordance with clause 8.3; and

SC2944.DOC/5297

(b)   on the basis of the Relevant Values so established, an account shall be taken (as at the Performance Date) of what is due from each Party to the other and (on the basis that each Party's claim against the other in respect of delivery of Equivalent Securities or Equivalent Collateral or any cash payment equals the Relevant Value thereof) the sums due from one Party shall be set-off against the sums due from the other and only the balance of the account shall be payable (by the Party having the claim valued at the lower amount pursuant to the foregoing) and such balance shall be payable on the Performance Date.

8.3   [Relevant Value] For the purposes of clause 8.2 the Relevant Value:

(a)   of any cash payment obligation shall equal its par value (disregarding any amount taken into account under (b) or (c) below);

(b)   of any Securities to be delivered by the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Offer Value thereof; and

(c)   of any Securities to be delivered to the Defaulting Party shall, subject to clause 8.4(b) and (c) below, equal the Bid Value thereof.

8.4   [Bid Value/Offer Value]

(a)   For the purposes of clause 8.3, but subject to (b) and (c) below, the Bid Value and Offer Value of any Securities shall be calculated as at the Close of Business in the most appropriate market for Securities of the relevant description (as determined by the Non-Defaulting Party) on the first Business Day following the Performance Date, or, if the relevant Event of Default occurs outside the normal business hours of such market, on the second Business Day following the Performance Date (the "**Default Valuation Time**").

(b)   Where the Non-Defaulting Party has, following the occurrence of an Event of Default but prior to the Default Valuation Time, purchased Securities forming part of the same issue and being of an identical type and description to those to be delivered by the Defaulting Party and in substantially the same amount as those Securities or sold Securities forming part of the same issue and being of an identical type and description to those to be delivered by the Non-Defaulting Party to the Defaulting Party and in substantially the same amount as those Securities, the cost of such purchase or the proceeds of such sale, as the case may be, (taking into account all reasonable costs, fees and expenses that would be incurred in connection therewith) shall be treated as the Offer Value or Bid Value, as the case may be, of the relevant Securities for the purposes of this clause 8.

(c)   Where the amount of any Securities sold or purchased as mentioned in (b) above is not in substantially the same amount as those Securities to be valued for the purposes of clause 8.3, the Offer Value or the Bid Value (as the case may be) of those Securities shall be ascertained by:

(i)   dividing the net proceeds of sale or cost of purchase by the amount of the Securities sold or purchased so as to obtain a net unit price; and

(ii)   multiplying that net unit price by the amount of the Securities to be valued.

8.5   [Interpretation: "Securities"] Any reference in this clause 8 to Securities shall include any asset other than cash provided by way of Collateral, and, for the avoidance of doubt, shall include Equivalent Securities and Equivalent Collateral.

SC2645.DOC/5297

8.6   [Interpretation: "Event of Default"] If the Borrower or the Lender for any reason fails to comply with its respective obligations under clause 6.6 in respect of the redelivery of Equivalent Collateral or the repayment of Cash Collateral, such failure shall be an Event of Default for the purposes of this clause 8, and the person failing to comply shall thus be the Defaulting Party.

8.7   [Waiver of right to require simultaneous delivery] Subject to and without prejudice to its rights under clause 8.1, either Party may from time to time in accordance with market practice and in recognition of the practical difficulties in arranging simultaneous delivery of Securities, Collateral and cash transfers waive its right under this Agreement in respect of simultaneous delivery and/or payment; provided that no such waiver in respect of one transaction shall bind it in respect of any other transaction.

9   Stamp duty, taxes etc and loss of tax benefits

9.1   [Stamp duty etc] The Borrower hereby undertakes promptly to pay and account for any transfer or similar duties or taxes, and any loan security or other stamp duties, (if any) chargeable in connection with any transaction effected pursuant to or contemplated by this Agreement, and shall indemnify and keep indemnified the Lender against any liability arising in respect thereof as a result of the Borrower's failure to do so.

9.2   [Borrower to give Transfer of Distribution Statement to Lender re Franked Distributions] If:

(a)   an Income Payment Date occurs during an Income Determination Period in relation to a particular loan of Securities;

(b)   had the Lender been the holder of those Securities on the relevant Income Payment Date, it would have received a Franked Distribution in respect of those Securities;

(c)   the Agreement or the relevant Confirmation states that the Lender is an Australian Taxpayer;

(d)   the failure of the Lender to receive a Franked Distribution is not due to any unreasonable act or omission by or on behalf of the Lender; and

(e)   neither paragraph 7 in Schedule 1 nor the relevant Confirmation states that the Lender is not entitled to compensation for the loss of Imputation Benefits;

then:

(f)   the Borrower must either:

(i)   if the re-enacted section 160AQUA of the 1936 Tax Act applies, as soon as practicable, and in any event within 10 Business Days, after the relevant Income Payment Date, give to the Lender a Transfer of Distribution Statement in respect of those Securities (which the Borrower is to be taken as having warranted is correct in all material respects and is effective for the purposes of the Imputation System); or

(ii)   otherwise, on the 10th Business Day after the relevant Income Payment Date pay to the Lender an amount equal to the Franking Credit allocated (or, under section 202-65 of the 1997 Tax Act, taken

to have been allocated) to the Franked Distribution and specified in the Distribution Statement for that Franked Distribution.

9.3   [Deleted in 2002 revision.]

9.4   ["Notifiable consideration" for the purposes of s 26BC(3)(d) of the 1936 Tax Act] For the purposes of section 26BC(3)(d) of the 1936 Tax Act, the notifiable consideration in respect of any loan of Securities is dissected as follows:

(a)   a fee - see clause 5.1(as applicable); and

(b)   other consideration - see clauses 4.2, 6 and 9 and the definition of "Equivalent Securities" in clause 26.

9.5   [GST]

(a)   All payments (including the provision of any non-monetary consideration) to be made by either Party under or in connection with this Agreement have been calculated without regard to GST.

(b)   If all or part of any such payment is the consideration for a Taxable Supply, then, when the payer makes the payment, the payer must, after receipt of a Tax Invoice, pay to the supplier additional consideration equal to the GST Amount. Such additional amount is to be paid on the earlier of:

(i)   the date of the first payment for the Taxable Supply; and

(ii)   the date 5 Business Days after the date on which the Tax Invoice for the Taxable Supply is received by the payer.

(c)   Where under or in connection with this Agreement a Party is required to reimburse or indemnify for an amount, that Party will pay the relevant amount:

(i)   including any sum in respect of GST which has been paid by the payee upon any supply made to the payee in connection with the circumstances giving rise to the operation of the indemnity or right of reimbursement;

(ii)   less any GST Input Tax Credit that that Party determines (acting reasonably) that the payee is entitled to claim in respect of the circumstances giving rise to the operation of the indemnity or right of reimbursement.

(d)   If a person is a member of a GST Group, references to GST for which the person is liable and to Input Tax Credits to which the person is entitled include GST for which the Representative Member of the GST Group is liable and Input Tax Credits to which the Representative Member is entitled.

(e)   In this clause:

GST means the goods and services tax as imposed by the GST Law together with any related interest, penalties, fines or other charges.

GST Amount means in relation to a Taxable Supply the amount of GST for which the supplier is liable in respect of the Taxable Supply.

GST Group has the meaning given to this term by the GST Law.

GST Law has the meaning given to that term in A New Tax System (Goods and Services Tax) Act 1999 (or, if that Act does not exist for any reason, means any Act imposing or relating to the imposition or administration of a goods and services tax in Australia) and any regulation made under that Act.

Input Tax Credit has the meaning given to that term by the GST Law.

Invoice has the meaning given to that term by the GST Law.

Representative Member has the meaning given to that term by the GST Law.

Taxable Supply has the meaning given to that term by the GST Law.

Tax Invoice has the meaning given to that term by the GST Law.

9.6   [Non-Australian GST]

(a)   All payments (including the provision of any non-monetary consideration) to be made by either Party under or in connection with this Agreement have been calculated without regard to Non-Australian GST.

(b)   If all or part of any such payment is the consideration for a supply of goods or services (however defined) in respect of which Non-Australian GST is payable (whether by a Party or its Related Entities or any person on its behalf or in its place (the "supplier")) to any relevant tax authority or government agency, the other Party must pay to the supplier additional consideration equal to the amount of any such Non-Australian GST. Such additional amount is to be paid on demand by the supplier.

(c)   Where under or in connection with this Agreement a Party is required to reimburse or indemnify for an amount, that Party will pay the relevant amount:

(i)   including any sum in respect of non-Australian GST which has been paid by the payee upon any supply made to the payee in connection with the circumstances giving rise to the operation of the indemnity or right of reimbursement;

(ii)   less any input tax credit (however defined or described) that that Party determines (acting reasonably) that the payee is entitled under the law applicable to that Non-Australian GST to claim in respect of the circumstances giving rise to the operation of the indemnity or right of reimbursement.

(d)   In this clause, the expression *Non-Australian GST* means any goods and services tax, value added tax or similar transactional tax, however described, imposed on supplies of goods or services (however defined) under the law of any jurisdiction outside Australia, together with any related interest, penalties, fines or other charges.

9.7   [Grossing up]

(a)   All payments under clauses 4.2 (a), 5.1(b) and 13 of this Agreement are to be made free and clear of, and without any deduction or withholding for or on account of, any taxes.

(b)   Accordingly, if any deduction or withholding in respect of any such payment is required by law, as modified by the practice of any relevant taxing authority, then the payer must:

SC2045.DOC/3297

(i)   pay to the other Party, in addition to the payment to which that other Party is otherwise entitled under this Agreement, such additional amount as is necessary to ensure that the net amount (free and clear of any taxes payable by deduction or withholding, whether assessed against one Party or the other) will equal the full amount that that other Party would have received had no such deduction or withholding been required;

(ii)   promptly pay to the relevant taxing authority the full amount of the deduction or withholding by the payer; and

(iii)   forward to the payee on request a copy of any official receipt or other evidence showing that the full amount of any such deduction or withholding has been paid over to the relevant taxing authority.

(c)   Otherwise, unless otherwise agreed in respect of a particular loan of Securities or a particular payment, no such gross up is required in respect of any payment under this Agreement.

10   Lender's warranties

[Lender's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Lender:

(a)   it is duly authorised and empowered to perform its duties and obligations under this Agreement;

(b)   it is not restricted under the terms of its constitution or in any other manner from lending Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)   it is absolutely entitled to pass full legal and beneficial ownership of all Securities provided by it under this Agreement to the Borrower free from all liens, charges, equities and encumbrances;

(d)   where paragraph 3 in Schedule 1 specifies that this clause 10(d) applies, it is not resident in Australia for the purposes of the Tax Act and either:

    (i)   does not have a branch or other permanent establishment in Australia for the purposes of the Tax Act or of any applicable double tax agreement between Australia and its country of tax residence; or

    (ii)   if it does have such a branch or other permanent establishment in Australia, that the loan is not entered into in the course of carrying on business through such branch or permanent establishment; and

(e)   unless clause 14 applies, it is acting as principal in respect of this Agreement.

11   Borrower's warranties

[Borrower's warranties] Each Party hereby warrants and undertakes to the other on a continuing basis, to the intent that such warranties shall survive the completion of any transaction contemplated by this Agreement, that, where acting as a Borrower:

(a)   it has all necessary licences and approvals, and is duly authorised and empowered, to perform its duties and obligations under this Agreement and will do nothing prejudicial to the continuation of such authorisation, licences or approvals;

(b)   it is not restricted under the terms of its constitution or in any other manner from borrowing Securities in accordance with this Agreement or from otherwise performing its obligations under this Agreement;

(c)   it is absolutely entitled to pass full legal and beneficial ownership of all Collateral provided by it under this Agreement to the Lender free from all liens, charges, equities and encumbrances;

(d)   it is acting as principal in respect of this Agreement; and

(e)   unless otherwise agreed, it shall in respect of every loan of Securities return to the Lender Equivalent Securities not later than 360 days from the date of delivery by the Lender of the original Securities to the Borrower.

12   Events of Default

12.1   [Events of Default] Each of the following events occurring in relation to either Party (the "Defaulting Party", the other Party being the "Non-Defaulting Party") shall be an Event of Default for the purpose of clause 8:

(a)   the Borrower or Lender failing to pay or repay Cash Collateral or deliver or redeliver Collateral or Equivalent Collateral upon the due date, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(b)   the Lender or Borrower failing to comply with its obligations under clause 6, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(c)   the Borrower failing to comply with clause 4.2 or clause 9.2 and the Non-Defaulting Party serves written notice on the Defaulting Party;

(d)   an Act of Insolvency occurring with respect to the Lender or the Borrower and (except in the case of an Act of Insolvency which is the presentation of a petition for winding up or any analogous proceeding or the appointment of a liquidator or analogous officer of the Defaulting Party in which case no such notice shall be required) the Non-Defaulting Party serves written notice on the Defaulting Party;

(e)   any representations or warranties made by the Lender or the Borrower being incorrect or untrue in any material respect when made or repeated or deemed to have been made or repeated, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(f)   the Lender or the Borrower admitting to the other that it is unable to, or it intends not to, perform any of its obligations hereunder and/or in respect of any loan hereunder, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(g)   the Lender (if appropriate) or the Borrower being declared in default by the appropriate authority under the Rules or being suspended or expelled from membership of or participation in any securities exchange or association or other self-regulatory organisation, or suspended from dealing in securities by

any government agency, and the Non-Defaulting Party serves written notice on the Defaulting Party;

(h)   any of the assets of the Lender or the Borrower or the assets of investors held by or to the order of the Lender or the Borrower being ordered to be transferred to a trustee by a regulatory authority pursuant to any securities regulating legislation and the Non-Defaulting Party serves written notice on the Defaulting Party; or

(i)   the Lender or the Borrower failing to perform any other of its obligations hereunder and not remedying such failure within 30 days after the Non-Defaulting Party serves written notice requiring it to remedy such failure, and the Non-Defaulting Party serves a further written notice on the Defaulting Party.

12.2   [Obligation of each Party to notify its Event of Default] Each Party shall notify the other if an event occurs which would constitute an Event of Default in relation to it with the giving of notice.

13   Outstanding payments

[Default interest] In the event of either Party failing to remit sums in accordance with this Agreement, such Party hereby undertakes to pay to the other Party upon demand interest (before as well as after judgment) on the net balance due and outstanding, for the period commencing on and inclusive of the original due date for payment to (but excluding) the date of actual payment, in the same currency at a rate per annum equal to the cost (without proof or evidence of any actual cost) to the relevant payee (as certified by it in good faith) if it were to fund or of funding the relevant amount, plus 2% (or other agreed percentage) per annum.

14   Transactions entered into as agent

14.1   [Agency Transactions] Subject to the following provisions of this clause, the Lender may enter into loans as agent (in such capacity, the "Agent") for a third person (a "Principal"), whether as custodian or investment manager or otherwise (a loan so entered into being referred to in this clause as an "Agency Transaction").

14.2   [Conditions for Agency Transactions] A Lender may enter into an Agency Transaction if, but only if:

(a)   it specifies that loan as an Agency Transaction at or before the time when it enters into it;

(b)   it enters into that loan on behalf of a single Principal whose identity is disclosed to the Borrower (whether by name or by reference to a code or identifier which the Parties have agreed will be used to refer to a specified Principal) at the time when it enters into the loan or as otherwise agreed between the Parties;

(c)   it has at the time when the loan is entered into actual authority to enter into the loan and to perform on behalf of that Principal all of that Principal's obligations under the agreement referred to in clause 14.4(b) below; and

(d)   the Borrower has agreed that the Lender may act as Agent in respect of the relevant loan, including as indicated (if at all) in paragraph 8 in Schedule 1.

14.3   [Undertakings by Lender] The Lender undertakes that, if it enters as agent into an Agency Transaction, forthwith upon becoming aware:

(a)   of any event which constitutes an Act of Insolvency with respect to the relevant Principal; or

(b)   of any breach of any of the warranties given in clause 14.5 below or of any event or circumstance which has the result that any such warranty would be untrue if repeated by reference to the current facts,

it will inform the Borrower of that fact and will, if so required by the Borrower, furnish it with such additional information as it may reasonably request.

14.4   [Consequences of Agency Transaction]

(a)   Each Agency Transaction shall be a transaction between the relevant Principal and the Borrower and no person other than the relevant Principal and the Borrower shall be a party to or have any rights or obligations under an Agency Transaction. Without limiting the foregoing, the Lender shall not be liable as principal for the performance of an Agency Transaction or for breach of any warranty contained in clause 10(d) of this Agreement, but this is without prejudice to any liability of the Lender under any other provision of this clause.

(b)   All the provisions of the Agreement shall apply separately as between the Borrower and each Principal for whom the Agent has entered into an Agency Transaction or Agency Transactions as if each such Principal were a party to a separate agreement with the Borrower in all respects identical with this Agreement other than this paragraph and as if the Principal were Lender in respect of that agreement; provided that:

(i)   if there occurs in relation to the Agent an Event of Default or an event which would constitute an Event of Default if the Borrower served written notice under any paragraph of clause 12, the Borrower shall be entitled by giving written notice to the Principal (which notice shall be validly given to the Lender in accordance with clause 20) to declare that, by reason of that event, an Event of Default is to be treated as occurring in relation to the Principal. If the Borrower gives such a notice, then an Event of Default shall be treated as occurring in relation to the Principal at the time when the notice is deemed to be given; and

(ii)   if the Principal is neither incorporated nor has established a place of business in Australia, the Principal shall for the purposes of the agreement referred to in the preamble in this paragraph (b) be deemed to have appointed as its agent to receive on its behalf service of process in the courts of Australia the Agent, or, if the Agent is neither incorporated nor has established a place of business in Australia, the person appointed by the Agent for the purposes of this Agreement, or such other person as the Principal may from time to time specify in a written notice given to the other party.

(c)   The foregoing provisions of this clause do not affect the operation of the Agreement as between the Borrower and the Lender in respect of any transactions into which the Lender may enter on its own account as principal.

14.5   [Warranty by Lender] The Lender warrants to the Borrower that it will, on every occasion on which it enters or purports to enter into a transaction as an Agency Transaction, have been duly authorised to enter into that loan and perform the

obligations arising thereunder on behalf of the person whom it specifies as the Principal in respect of that transaction and to perform on behalf of that person all the obligations of that person under the agreement referred to in clause 14.4(b).

15   Termination of course of dealings by notice

Each Party shall have the right to bring the course of dealing contemplated under this Agreement to an end by giving not less than 15 Business Days' notice in writing to the other Party (which notice shall specify the date of termination), subject to an obligation to ensure that all loans which have been entered into but not discharged at the time such notice is given are duly discharged in accordance with this Agreement and with the Rules (if applicable).

16   No reliance on tax or accounting representations by other Party

Each Party acknowledges, represents and warrants to the other that, except as expressly stated in this Agreement or any Confirmation:

(a)   it has not relied on any advice, statement, representation or conduct of any kind by or on behalf of the other Party in relation to any tax (including stamp duty) or accounting issues concerning this Agreement or any transactions effected under it; and

(b)   it has made its own determination as to the tax (including stamp duty) and accounting consequences and treatment of any transaction effected under this Agreement, including (without limitation) of any moneys paid or received or any property transferred or received in connection with any such transaction.

17   Observance of procedures

Each of the Parties hereto agrees that, in taking any action that may be required in accordance with this Agreement, it shall observe strictly the procedures and timetable applied by the Rules (if and to the extent applicable) and, further, shall observe strictly any agreement (oral or otherwise) as to the time for delivery or redelivery of any money, Securities, Equivalent Securities, Collateral or Equivalent Collateral entered into pursuant to this Agreement.

18   Severance

If any provision of this Agreement is declared by any judicial or other competent authority to be void or otherwise unenforceable, that provision shall be severed from the Agreement and the remaining provisions of this Agreement shall remain in full force and effect. The Agreement shall, however, thereafter be amended by the Parties in such reasonable manner so as to achieve, without illegality, the intention of the Parties with respect to that severed provision.

19   Specific performance

Each Party agrees that, in relation to legal proceedings, it will not seek specific performance of the other Party's obligation to deliver or redeliver Securities, Equivalent Securities, Collateral or Equivalent Collateral, but without prejudice to any other rights it may have.

20   Notices

20.1   [Effectiveness] Any notice or other communication in respect of this Agreement may be given in any manner set forth below (except that a notice or other communication under clause 12 or clause 15 may not be given by facsimile transmission or electronic messaging system) to the address or number or in accordance with the electronic messaging system details provided (see paragraph 6 in Schedule 1) and will be deemed effective as indicated:

  (a)   if in writing and delivered in person or by courier, on the date it is delivered;

  (b)   if sent by telex, on the date the recipient's answerback is received;

  (c)   if sent by facsimile transmission, on the date that transmission is received by a responsible employee of the recipient in legible form (it being agreed that the burden of proving receipt will be on the sender and may be met by a transmission report generated by the sender's facsimile machine);

  (d)   if sent by certified or registered mail (airmail, if overseas) or the equivalent (return receipt requested), on the date that mail is delivered or its delivery is attempted; or

  (e)   if sent by electronic messaging system, on the date that electronic message is received,

unless the date of that delivery (or attempted delivery) or the receipt, as applicable, is not a Business Day or that communication is delivered (or attempted) or received, as applicable, after the close of business on a Business Day, in which case that communication shall be deemed given and effective on the first following day that is a Business Day.

20.2   [Change of Address] Either party may by notice to the other change the address, telex or facsimile number or electronic messaging system details at which notices or other communications are to be given to it.

21   Assignment

Neither Party may assign, transfer or otherwise dispose of all or any of its rights or obligations under this Agreement without the prior written consent of the other Party.

22   Non-Waiver

No failure or delay by either Party to exercise any right, power or privilege under this Agreement shall operate as a waiver thereof, nor shall any single or partial exercise of any right, power or privilege preclude any other or further exercise thereof or the exercise of any other right, power or privilege as provided in this Agreement.

23   Time

Time shall be of the essence of the Agreement.

24 Recording

The Parties agree that each may electronically record all telephonic conversations between them.

25 Miscellaneous

25.1 [Entire Agreement] This Agreement constitutes the entire agreement and understanding of the Parties with respect to its subject matter and supersedes all oral communication and prior writings with respect thereto.

25.2 [Amendments] No amendment in respect of this Agreement will be effective unless in writing (including a writing evidenced by a facsimile transmission) and executed by each of the Parties or confirmed by an exchange of telexes or electronic messages on an electronic messaging system.

25.3 [Survival of Obligations] The obligations of the Parties under this Agreement will survive the termination of any transaction.

25.4 [Remedies Cumulative] Except as provided in this Agreement, the rights, powers, remedies and privileges provided in this Agreement are cumulative and not exclusive of any rights, powers, remedies and privileges provided by law.

25.5 [Counterparts] This Agreement (and each amendment in respect of it) may be executed and delivered in counterparts (including by facsimile transmission), each of which will be deemed an original.

25.6 [Expenses] A Defaulting Party will, on demand, indemnify and hold harmless the other Party for and against all reasonable out-of-pocket expenses, including legal fees and stamp duty, incurred by such other Party by reason of the enforcement and protection of its rights under this Agreement or by reason of the early termination of any transaction, including, but not limited to, costs of collection.

26 Definitions

In this Agreement:

Act of Insolvency means in relation to either Party:

(a) its making a general assignment for the benefit of, or entering into a reorganisation, arrangement, or composition with creditors; or

(b) its admitting in writing that it is unable to pay its debts as they become due; or

(c) its seeking, consenting to or acquiescing in the appointment of any trustee, administrator, receiver or liquidator or analogous officer of it or any material part of its property; or

(d) the presentation or filing of a petition in respect of it (other than by the other Party to this Agreement in respect of any obligation under this Agreement) in any court or before any agency alleging or for the bankruptcy, winding-up or insolvency of such Party (or any analogous proceeding) or seeking any reorganisation, arrangement, composition, re-adjustment, administration, liquidation, dissolution or similar relief under any present or future statute, law or regulation, such petition (except in

the case of a petition for winding-up or any analogous proceeding in respect of which no such 30 day period shall apply) not having been stayed or dismissed within 30 days of its filing; or

(e)   the appointment of a receiver, administrator, liquidator or trustee or analogous officer of such Party over all or any material part of such Party's property; or

(f)   the convening of any meeting of its creditors for the purpose of considering a compromise or arrangement within Part 5.1 of the Corporations Law of Australia (or any analogous proceeding).

In this definition:

(g)   "liquidator" shall be deemed to include a "provisional liquidator";

(h)   "receiver" shall be deemed to include a "receiver and manager";

(i)   "administrator" shall be deemed to include an "official manager";

(j)   "arrangement" shall be deemed to include a "scheme of arrangement"; and

(k)   "creditors" shall be deemed to include "any class of creditors".

Agent has the meaning given in clause 14.

Alternative Collateral means Collateral of a Value equal to the Collateral delivered pursuant to clause 6 and provided by way of substitution for Collateral originally delivered or previously substituted in accordance with the provisions of clause 6.5.

Australian Taxpayer means any person other than:

(a)   a Party who is not a resident of Australia for the purposes of the Tax Act (whether that Party is acting as a trustee, nominee or agent or in some other capacity) at the time a Distribution is paid; or

(b)   a Party who is acting in the capacity of trustee, nominee or agent for a person who is not a resident of Australia for the purposes of the Tax Act at the time a Distribution is paid.

Bankers Acceptances has the meaning given in paragraph 1.1(d) in Schedule 1.

Base Currency has the meaning given in paragraph 2 in Schedule 1.

Bid Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available bid price thereof on the most appropriate market in a standard size.

Bid Value, subject to clause 8.5, means:

(a)   in relation to Equivalent Collateral at a particular time:

(i)   in relation to Collateral type (ii) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1;

(ii)   in relation to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount which would be received on a sale of such Collateral at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection with selling or otherwise realising such Equivalent Collateral, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out such sale or realisation and adding thereto the amount of any interest, dividends, distributions or other amounts paid to the Lender and in respect of which equivalent amounts have not been paid to the Borrower in accordance with clause 6.7 prior to such time in respect of such Equivalent Collateral or the original Collateral held gross of all and any tax deducted or paid in respect thereof; and

(b)   in relation to Equivalent Securities at a particular time, the amount which would be received on a sale of such Equivalent Securities at the Bid Price thereof at such time less all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

Borrower, in relation to a particular loan of Securities, means the Borrower as referred to in Recital A of this Agreement.

Borrowing Request means a request which may be oral or in writing in such form as is agreed between the Parties (a written example of which comprises Schedule 2 to this Agreement) by the Borrower to the Lender pursuant to clause 2.1 specifying, as necessary:

(a)   the description, title and amount of the Securities required by the Borrower;

(b)   the description (if other than Australian currency) and amount of any Collateral to be provided;

(c)   the proposed Settlement Date;

(d)   the duration of such loan (if other than indefinite);

(e)   the mode and place of delivery, which shall, where relevant, include the bank, agent, clearing or settlement system and account to which delivery of the Securities and any Collateral is to be made;

(f)   the Margin in respect of the transaction (if different from that stated in Schedule 1 or Schedule 3, as appropriate); and

(g)   the Fee.

Business Day means a day on which banks and securities markets are open for business generally in each place stated in paragraph 5 in Schedule 1 and, in relation to the delivery or redelivery of any of the following in relation to any loan, in the place(s) where the relevant Securities, Equivalent Securities, Collateral (including Cash Collateral) or Equivalent Collateral are to be delivered.

Cash Collateral means Collateral that takes the form of a deposit of currency.

Close of Business means:

(a)   in relation to any borrowing of Securities or redelivery of Equivalent Securities under this agreement, the final time on a Business Day at which settlement of the transfer of those Securities can take place in order to constitute good delivery on that day; and

(b)   in relation to the provision of Collateral or return of Equivalent Collateral or the making of any other payment under this agreement, the time at which trading banks close for general banking business in the place in which payment is to be made or Collateral or Equivalent Collateral is to be delivered or redelivered.

Collateral means such securities or financial instruments or deposits of currency as are referred to in paragraph 1.1 in Schedule 1 or any combination thereof which are delivered by the Borrower to the Lender in accordance with this Agreement and includes the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate), and includes Alternative Collateral.

Confirmation means the Borrowing Request, as it may be amended pursuant to clause 2.2., or other confirming evidence exchanged between the Parties confirming the terms of a transaction.

Defaulting Party has the meaning given in clause 12.

Distribution has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Distribution Statement means a statement given in accordance with section 202-80 (as it may be finally amended under section 202-85) of the 1997 Tax Act.

Equivalent Collateral or Collateral equivalent to, in relation to any Collateral provided under this Agreement, means securities, cash or other property, as the case may be, of an identical type, nominal value, description and amount to particular Collateral so provided and shall include the certificates or other documents of title (if any) and transfer in respect of the foregoing (as appropriate). If and to the extent that such Collateral consists of securities that are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a)   in the case of conversion, subdivision or consolidation the securities into which the relevant Collateral has been converted, subdivided or consolidated provided that, if appropriate, notice has been given in accordance with clause 4.2(b);

(b)   in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c)   in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Borrower has given notice to the Lender in accordance with clause 4.2(b);

(d)   in the case of a call on partly paid securities, the paid-up securities provided that the Borrower shall have paid to the Lender an amount of money equal to the sum due in respect of the call;

(e)   in the case of a capitalisation issue, the relevant Collateral together with the securities allotted by way of a bonus thereon;

(f)   in the case of a rights issue, the relevant Collateral together with the securities allotted thereon, provided that the Borrower has given notice to the Lender in accordance with clause 4.2(b), and has paid to the Lender all and any sums due in respect thereof;

(g)   in the event that a payment or delivery of Income is made in respect of the relevant Collateral in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, and notice has been given to the Lender in accordance with clause 4.2(b), the relevant Collateral together with securities or a certificate equivalent to those allotted; and

(h)   in the case of any event similar to any of the foregoing, the relevant Collateral together with or replaced by a sum of money or securities equivalent to that received in respect of such Collateral resulting from such event.

For the avoidance of doubt, in the case of Bankers' Acceptances (Collateral type (d)), Equivalent Collateral must bear dates, acceptances and endorsements (if any) by the same entities as the bill to which it is intended to be equivalent and, for the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Equivalent Securities means securities of an identical type, nominal value, description and amount to particular Securities borrowed and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (if appropriate). If and to the extent that such Securities are partly paid or have been converted, subdivided, consolidated, redeemed, made the subject of a takeover, capitalisation issue, rights issue or event similar to any of the foregoing, the expression shall have the following meaning:

(a)   in the case of conversion, subdivision or consolidation the securities into which the borrowed Securities have been converted, subdivided or consolidated **provided that** if appropriate, notice has been given in accordance with clause 4.2(b);

(b)   in the case of redemption, a sum of money equivalent to the proceeds of the redemption;

(c)   in the case of a takeover, a sum of money or securities, being the consideration or alternative consideration of which the Lender has given notice to the Borrower in accordance with clause 4.2(b);

(d)   in the case of a call on partly paid securities, the paid-up securities provided that the Lender shall have paid to the Borrower an amount of money equal to the sum due in respect of the call;

(e)   in the case of a capitalisation issue, the borrowed Securities together with the securities allotted by way of a bonus thereon;

(f)   in the case of a rights issue, the borrowed Securities together with the securities allotted thereon, **provided that** the Lender has given notice to

SC2545.DOC/0297

28

the Borrower in accordance with clause 4.2(b), and has paid to the Borrower all and any sums due in respect thereof;

(g)   in the event that a payment or delivery of Income is made in respect of the borrowed Securities in the form of securities or a certificate which may at a future date be exchanged for securities or in the event of an option to take Income in the form of securities or a certificate which may at a future date be exchanged for securities, and notice has been given to the Borrower in accordance with clause 4.2(b), the borrowed Securities **together with** securities or a certificate equivalent to those allotted; and

(h)   in the case of any event similar to any of the foregoing, the borrowed Securities together with or replaced by a sum of money or securities equivalent to that received in respect of such borrowed Securities resulting from such event.

For the purposes of this definition, securities are equivalent to other securities where they are of an identical type, nominal value, description and amount and such term shall include the certificate and other documents of or evidencing title and transfer in respect of the foregoing (as appropriate).

Event of Default has the meaning given in clause 12.

Fee, in respect of a transaction, means the fee payable by one Party to the other in respect of that transaction under clause 5.

Franked Distribution has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Franking Credit has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Imputation Benefits has the meaning given to that term in section 204-30(6) (other than paragraph (d) thereof) of the 1997 Tax Act.

Imputation System has the meaning given to that term in section 995-1(1) of the 1997 Tax Act.

Income means any dividends, interest or other distributions of any kind whatsoever with respect to any Securities or Collateral.

Income Determination Period, in relation to a particular loan of Securities, means:

(a)   in relation to the Securities, the period commencing when the Securities cease to be registered in the name of the Lender (or the relevant transferor) upon or before delivery of those Securities under clause 3 and ending when Equivalent Securities are registered in the name of the Lender (or the relevant transferee) upon or following redelivery of those Equivalent Securities under clause 7.1; and

(b)   in relation to Collateral (other than Cash Collateral), the period commencing when the Collateral ceases to be registered in the name of the Borrower (or the relevant transferor) upon or before delivery of that Collateral under clause 6.1 and ending when Equivalent Collateral is registered in the name of the Borrower (or the relevant transferee) upon or following redelivery of that Equivalent Collateral under clause 6.6.

Income Payment Date, in relation to any Securities or Collateral, means the date on which Income is paid in respect of such Securities or Collateral, or, in the case of registered Securities or Collateral, the date by reference to which particular registered holders are identified as being entitled to payment of Income.

Lender, in relation to a particular loan of Securities, means the Lender as referred to in Recital A of this Agreement.

Margin has the meaning in paragraph 1.3 in Schedule 1.

Nominee means an agent or a nominee appointed by either Party to accept delivery of, hold or deliver Securities, Equivalent Securities, Collateral and/or Equivalent Collateral on its behalf whose appointment has been notified to the other Party.

Non-Defaulting Party has the meaning given in clause 12.

Offer Price, in relation to Equivalent Securities or Equivalent Collateral, means the best available offer price thereof on the most appropriate market in a standard size.

Offer Value, subject to clause 8.5, means:

(a)   in relation to Collateral equivalent to Collateral type (h) (more specifically referred to in paragraph 1.1 in Schedule 1), the Value thereof as calculated in accordance with paragraph 1.2(d) in Schedule 1; and

(b)   in relation to Equivalent Securities or Collateral equivalent to all other types of Collateral (more specifically referred to in paragraph 1.1 in Schedule 1), the amount it would cost to buy such Equivalent Securities or Equivalent Collateral at the Offer Price thereof at such time plus all costs, fees and expenses that would be incurred in connection therewith, calculated on the assumption that the aggregate thereof is the least that could reasonably be expected to be paid in order to carry out the transaction.

paid, in relation to a Distribution, includes credited, distributed or issued and like terms are to be construed accordingly.

Parties means the Lender and the Borrower and Party shall be construed accordingly.

Performance Date has the meaning given in clause 8.

Posted Collateral has the meaning given in clause 6.2(a)(i).

Principal has the meaning given in clause 14.

Reference Price means:

(a)   in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to type (g) or (i) (more specifically referred to in paragraph 1.1 in Schedule 1), such price as is equal to the mid market quotation of such Securities, Equivalent Securities, Collateral and/or Equivalent Collateral as derived from a reputable pricing information service (such as the services provided by SEATS, Bloomberg or Reuters) reasonably chosen in good faith by the Lender or if unavailable the market value thereof as derived from the prices or rates

bid by a reputable dealer for the relevant instrument reasonably chosen in good faith by the Lender, in each case at Close of Business on the previous Business Day; and

(b)   in relation to the valuation of Securities, Equivalent Securities, Collateral and/or Collateral equivalent to Collateral types (b)-(f) (more specifically referred to in paragraph 1.1 in Schedule 1), the market value thereof as derived from the prices or rates bid by a market maker or reputable dealer for the relevant instrument reasonably chosen by the Lender in good faith or, in the absence of such a bid, the average of the rates bid by two leading market makers reasonably chosen in good faith by the Lender in each case at Close of Business on the previous Business Day.

Relevant Payment Date has the meaning given in clause 4.2(a).

Required Collateral Value has the meaning given in clause 6.3.

Rules means the rules for the time being of the Stock Exchange (where either Party is a member of the Stock Exchange) and/or any other regulatory authority whose rules and regulations shall from time to time affect the activities of the Parties pursuant to this Agreement (provided that in an Event of Default, where either Party is a member of the Stock Exchange, the Rules and Regulations of the Stock Exchange shall prevail).

Securities means "eligible securities" within the meaning of section 26BC(1) of the 1936 Tax Act which the Borrower is entitled to borrow from the Lender in accordance with the Rules and which may be or are the subject of a loan or provided as Collateral pursuant to this Agreement and such term shall include the certificates or other documents of title (if any) in respect of the foregoing.

Settlement Date means the date upon which Securities are or are to be transferred to the Borrower in accordance with this Agreement.

Standard Settlement Time in relation to a Security means the period of time within which transactions in such Securities are customarily required to be settled.

Stock Exchange means the Australian Stock Exchange Limited.

Tax Act includes:

(a)   the Income Tax Assessment Act 1936 (the "1936 Tax Act");

(b)   the Income Tax Assessment Act 1997 (the "1997 Tax Act"); and

(c)   Schedule 1 to the Taxation Administration Act 1953.

Transfer means:

(a)   in relation to Cash, payment or delivery by wire transfer into one or more bank accounts;

(b)   in relation to certificated securities that cannot, or which the Parties have agreed will not, be paid or delivered by book-entry, payment or delivery in appropriate physical form to the recipient or its account accompanied by any duly executed instruments of transfer, assignments in blank, transfer tax stamps and any other documents necessary to constitute a valid and legally effective transfer to the recipient;

SC2545.DOC/6287

(c)   in relation to securities that must, or which the Parties have agreed will, be paid or delivered by book-entry, initiating the Transfer by the giving of written instructions (including instructions given by telephone, facsimile transmission, telex, e-mail or message generated by an electronic messaging system or otherwise) to the relevant depository institution or other entity specified by the recipient, together with a written copy thereof to the recipient, sufficient if complied with to result in a valid and legally effective transfer of the relevant interest to the recipient.

Transfer of Distribution Statement, in relation to Distributions, means a properly completed document in the form, or substantially in the form, of Appendix 6.27 to the Rules or a properly completed statement in another form which is acceptable for the purposes of the Imputation System.

Transferring Party means the Party making or effecting a Transfer to the other Party.

Value at any particular time means, in relation to Securities and Equivalent Securities, the Reference Price thereof then current and in respect of Collateral and/or Equivalent Collateral such worth as determined in accordance with paragraph 1.2 in Schedule 1.

27   Governing Law and Jurisdiction

27.1   [Governing law] This Agreement is governed by, and shall be construed in accordance with, the law in force in New South Wales, Australia.

27.2   [Consent to jurisdiction] Each Party irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales in respect of any dispute in connection with this Agreement.

EXECUTED as an agreement

Schedule 1   Particulars

1.   COLLATERAL *(see definition in clause 26, and also clause 6)*

1.1   Types *(see definition of "Collateral" in clause 26)*

Collateral acceptable under this Agreement may include the following or otherwise, as agreed between the Parties from time to time, whether transferable by hand or within a depositary:

(a)   Cash;

(b)   Australian Government Inscribed Stock;

(c)   Australian, State or Territory Government stock, bonds or promissory notes (including those issued by any central borrowing authority such as Treasury Corporation of New South Wales);

(d)   Bills of exchange accepted by any bank carrying on business in Australia ("Bankers Acceptances") with an S&P rating of A1+ or a Moody's rating of P1;

(e)   Promissory notes issued by any such bank;

(f)   Negotiable Certificates of Deposit issued by any such bank;

(g)   Corporate bonds in registrable form;

(h)   Irrevocable Standby Letters of Credit issued or confirmed by any such bank; and

(i)   At the discretion of the Lender, Equity Securities listed on the Australian Stock Exchange and included in the S&P/ASX 200 Index.

1.2   Valuation of Collateral *(see definition of "Value" in clause 26 and clause 6.2)*

Collateral provided in accordance with this Agreement shall be evaluated by reference to the following, or by such means as the Parties may from time to time agree:

(a)   in respect of Collateral type (a), the amount thereof in, or converted into, the Base Currency;

(b)   in respect of Collateral type (b), the value calculated by reference to the middle market price of each stock as determined daily by the Reserve Bank of Australia, adjusted to include the accumulated interest thereon;

(c)   in respect of Collateral types (c) to (g) and (i), the Reference Price thereof;

(d)   in respect of Collateral type (h), the value specified therein.

1.3   Margin *(see definition in clause 26 and clause 6.3)*

The Value of any Collateral delivered, or to be delivered, pursuant to clause 6 by the Borrower to the Lender under the terms and conditions of this Agreement shall on each Business Day represent not less than the Value of the borrowed Securities together with the following additional percentages, hereinbefore referred to as ("the Margin"), unless otherwise agreed between the Parties:

33

(a)   in the case of Collateral type (a): 5%; or

(b)   in the case of Collateral types (b) to (f) and (h): 5% (except that, for Negotiable Certificates of Deposit, the Margin shall be the accumulated interest thereon); or

(c)   in the case of Collateral type (g): 5%; or

(d)   in the case of Collateral type (i): such amount as is notified by the Lender to the Borrower and, in the event no amount is notified, then 10%.

If the Value of the borrowed Securities includes any margin over the mid market price of the borrowed Securities, this shall be taken into account in determining the Margin applicable.

1.4   **Basis of Margin Maintenance** *(see clause 6.4)*

Minimum period after demand for transferring Collateral or Equivalent Collateral other than Letters of Credit:

(a)   If a request is received prior to 11am EST (on a Sydney Business Day), then prior to close of business on the day the request is received.

(b)   If the request is received after 11am EST, then prior to 11am the following Sydney Business Day.

(c)   Minimum period after demand for transferring Letter of Credit within two Business Days."

1.5   **Minimum adjustments** *(see clauses 6.2(a)(ii) and (iii))*

(a)   The Lender may not demand that further Collateral be provided by the Borrower if the aggregate deficiency calculated in accordance with clause 6.2 is less than the lesser of:

(i) $50,000; and

(ii)   2% of the Value of the Required Collateral Value.

(b)   The Borrower may not demand the return of Collateral provided to the Lender if the Borrower has committed an Event of Default in respect of any transaction or if the aggregate excess calculated in accordance with clause 6.2 is less than the lesser of:

(i) $50,000; and

(ii)   2% of the Required Collateral Value.

2   **BASE CURRENCY** *(see definition in clause 26 and clause 1.6)*

The Base Currency applicable to this Agreement is Australian Dollars.

3   **LENDER'S WARRANTIES** *(see clause 10(d))*

Clause 10(d) shall not apply to either party.

4   **VOTING** *(see clause 4.3)*

Clause 4.3 does not apply.